EXECUTION COPY

PURCHASE AND SALE AGREEMENT

AMONG

EVEREST BROADBAND, INC.,

THE EQUITY HOLDERS OF

EVEREST BROADBAND, INC.,

AND

SUREWEST COMMUNICATIONS

DECEMBER 6, 2007

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(continued)

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(continued)

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(continued)

-iv-

LIST OF SCHEDULES AND EXHIBITS

Schedules

I	Common Stock, Preferred Stock, Options and Warrants
1.1	FCC Licenses
2.4(c)	Accounting Policies
3.4	Sellers' Consents
3.5	Relationship with Related Persons
4.3	Holdings Consents
4.4(c)	Capitalization
4.4(d)	Subsidiaries
4.5(a)	Financial Statements
4.5(b)	Exceptions to GAAP
4.5(c)	Exceptions to Financial Statements
4.5(d)	Undisclosed Liabilities
4.6	Permitted Liens
4.7(a)	Owned Real Property
4.7(b)	Leased Real Property
4.9	Material Contracts
4.11	Taxes
4.13(a)	Employee Benefit Plans
4.14(c)	Employees
4.16	Compliance with Applicable Laws
4.19	Insurance
4.22	Customers and Suppliers
4.23(a)	Systems Owned
4.23(b)	Aggregate Number of Subscribers
4.23(c)	Policy on Calculation of Subscribers
4.23(d)	Average Monthly Revenue Per Subscriber
4.23(e)	Subscriber Monthly Churn Rate
5.3	Purchaser's Consents
6.1(a)(iv)	Permitted Material Contracts
7.2(d)	Material Third Party Consents
7.2(g)	Jurisdictions for Good Standings

Exhibits

A	Revenue/Customer Adjustment Amount
2.6(a)	Escrow Agreement
2.8(iv)	Form of Legal Opinion of O'Melveny & Myers LLP
7.2(f)	Form of FIRPTA Certificate

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PURCHASE AND SALE AGREEMENT dated as of December 6, 2007 (this "Agreement"), among Everest Broadband, Inc., a Delaware corporation ("Holdings"), the Persons identified on Schedule I (collectively, "Sellers") and SureWest Communications, a California corporation ("Purchaser").

WHEREAS, each Seller owns (a) that number of shares of common stock, $0.001 per share, of Holdings (the "Common Stock") set forth opposite such Seller's name under the heading "Shares of Common Stock Owned" on Schedule I, (b) that number of shares of preferred stock, $0.001 per share, of Holdings (the "Preferred Stock" and together with the Common Stock, the "Shares") set forth opposite such Seller's name under the heading "Shares of Preferred Stock Owned" on Schedule I, (c) that number of warrants to acquire shares of Common Stock ("Warrants") set forth opposite such Seller's name under the heading "Warrants Owned" on Schedule I, and (d) that number of options to acquire shares of Common Stock ("Options") set forth opposite such Seller's name under the heading "Options Owned" on Schedule I;

WHEREAS, the Shares constitute all of the issued and outstanding capital stock of Holdings and the Warrants and Options constitute all other issued and outstanding Equity Securities of Holdings;

WHEREAS, Holdings owns 100% of the issued and outstanding capital stock of Everest Connections Holdings, Inc., a Delaware corporation (the "Company");

WHEREAS, the Company, through its Subsidiaries, is engaged in the cable television, broadband services and telephony businesses (the "Business"); and

WHEREAS, (a) Sellers desire to sell to Purchaser, and Purchaser desires to purchase from Sellers, the Shares, and (b) using a portion of the funding provided by Purchaser hereunder, Purchaser desires Holdings to, and Sellers desire to cause Holdings or its Subsidiaries to (i) pay the Indebtedness, (ii) cancel the Warrants, and (iii) cancel the Options, in each case on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the benefits to be derived from this Agreement and the representations, warranties, covenants, agreements and conditions contained herein, the parties agree as follows:

ARTICLE I

DEFINED TERMS; RULES OF CONSTRUCTION
1.1 Defined Terms.

Capitalized terms used herein but not defined have the respective meanings given to such terms below.

"Accounting Firm" has the meaning set forth in Section 2.4(f).

"Accounting Policies" has the meaning set forth in Section 2.4(c).

"Actual Cash" has the meaning set forth in Section 2.5(b).

"Actual Indebtedness" has the meaning set forth in Section 2.5(c).

"Actual Revenue/Customer Adjustment Amount" has the meaning set forth in Section 2.4(a).

"Actual Transaction Expenses" has the meaning set forth in Section 2.5(d).

"Actual Working Capital" has the meaning set forth in Section 2.5(a).

"Affiliate" of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. The term "control" (including, with correlative meanings, the terms "controlled by" and "under common control with") includes the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, by ownership of securities, contract, credit arrangement or otherwise.

"Agreement" has the meaning set forth in the Caption.

"Audited Balance Sheet" has the meaning set forth in Section 4.5.

"Audited Financial Statements" has the meaning set forth in Section 4.5.

"Business" has the meaning set forth in the Recitals.

"Business Day" means any day that is not a Saturday, Sunday or other day on which banking institutions in New York, New York and in San Francisco, California are not required to be open.

"Cable Act" means Title VI of the Communications Act.

"Cable System" has the meaning set forth in the Communications Act.

"Cash" means all cash and cash equivalents (in accordance with GAAP) of Holdings and its Subsidiaries.

"Closing" has the meaning set forth in Section 2.7.

"Closing Date" has the meaning set forth in Section 2.7.

"Code" means the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

"Common Equityholder" means each Common Stockholder, Optionholder and Warrantholder.

"Common Stock" has the meaning set forth in the Recitals.

"Common Stockholder" means a holder of Common Stock.

"Communications Act" means the Communications Act of 1934, as amended.

"Communications Licenses" means all permits from each Governmental Entity that regulates telecommunications in each applicable jurisdiction, including (a) the FCC Licenses; (b) the Missouri Public Service Commission or the Kansas Corporation Commission (each a "State PUC") (together with any renewals, extensions, or modifications thereof and any additions thereto made as of the Closing Date); and (c) the appropriate municipal Governmental Entities (together with any renewals, extensions, or modifications thereof and any additions thereto made as of the Closing Date) (the "Local Authorizations").

"Company Benefit Plans" has the meaning set forth in Section 4.13(a).

"Company" has the meaning set forth in the Recitals.

"Confidentiality Agreement" has the meaning set forth in Section 6.3.

"Contract" means any contract, agreement, loan or credit agreement, note, bond, guaranty, mortgage, indenture, instrument, lease, sublease, purchase order or other contract agreement, commitment or license, whether written or oral, to which Holdings or any of its Subsidiaries is a party or by which Holdings or any of its Subsidiaries or any of its assets or property are bound.

"Dispute Resolution Procedure" has the meaning set forth in Section 2.4(f).

"Enterprise Value" has the meaning set forth in Section 2.2.

"Environmental Law" means any law enacted and in effect on or prior to the Closing Date relating to pollution or protection of the environment, or to Hazardous Substances.

"Equity Securities" means any capital stock or other equity interest or any securities convertible into or exchangeable for capital stock or any other rights, warrants or options to acquire any of the foregoing securities.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" means any Subsidiary of Holdings and any entity (whether or not incorporated) other than Holdings that, together with Holdings, is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

"Escrow Agent" has the meaning set forth in Section 2.6(a).

"Escrow Agreement" has the meaning set forth in Section 2.6(a).

"Escrow Amount" has the meaning set forth in Section 2.6(a).

"Escrow Consideration" has the meaning set forth in Section 2.6(b).

"Escrow Fund" has the meaning set forth in Section 2.6(a).

"Escrow Refunds" has the meaning set forth in Section 2.6(b).

"Estimated Cash" has the meaning set forth in Section 2.4(a).

"Estimated Closing Statement" has the meaning set forth in Section 2.4(a).

"Estimated Indebtedness" has the meaning set forth in Section 2.4(a).

"Estimated Revenue/Customer Adjustment Amount" has the meaning set forth in Section 2.4(a).

"Estimated Transaction Expenses" has the meaning set forth in Section 2.4(a).

"Estimated Working Capital" has the meaning set forth in Section 2.4(a).

"Expiration Date" has the meaning set forth in Section 8.1(b).

"Everest Long Term Incentive Plan" means the Everest Long Term Incentive Plan and each Everest Long Term Incentive Agreement.

"FCC" means the United States Federal Communications Commission.

"FCC Licenses" means each FCC license and authorization issued to the Company or any of its Subsidiaries, including those set forth in Schedule 1.1, and any renewals, extensions or modifications thereof and any additions thereto made on or prior to the Closing Date.

"Federal Income Tax" means any Tax imposed under Subtitle A of the Code.

"Final Closing Statement" has the meaning set forth in Section 2.4(g).

"Final Determination Date" has the meaning set forth in Section 2.4(g).

"Final Purchase Price" has the meaning set forth in Section 2.2(b).

"Final Release Date" has the meaning set forth in Section 2.6(b).

"Financial Statements" has the meaning set forth in Section 4.5.

"FIRPTA Certificate" has the meaning set forth in Section 7.2(f).

"401(k) Plans" has the meaning set forth in Section 6.11.

"Fundamental Representations" has the meaning set forth in Section 9.1(b).

"Fundamental Purchaser Representations" has the meaning set forth in Section 9.1(b).

"Fundamental Seller Representations" has the meaning set forth in Section 9.1(a).

"GAAP" means United States generally accepted accounting principles.

"GAAP Liabilities" means liabilities or obligations required under GAAP to be accrued, reserved for or disclosed in financial statements.

"Governmental Entity" means any federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

"Hazardous Substance" means any material defined as a toxic or hazardous substance pursuant to 42 U.S.C. § 9601(14) and crude oil, natural gas liquids and any derivative, byproduct or waste derived therefrom.

"Holdings" has the meaning set forth in the Caption.

"Holdings Certificate of Incorporation" means the Restated Certificate of Incorporation of Holdings and all amendments thereto, as in effect on the date hereof and as of the Closing Date.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"Indebtedness" means, without duplication, the aggregate amount (including the current portions thereof) of all indebtedness (including all accrued interest) of Holdings and any of its Subsidiaries for (a) money borrowed (which, for the avoidance of doubt, shall not include any (i) obligations of Holdings and any of its Subsidiaries in respect of the Preferred Stock or (ii) money borrowed by Holdings or any of its Subsidiaries from Holdings or any of its Subsidiaries), including all prepayment or similar fees, expenses or penalties on or relating to the repayment of any of such indebtedness and termination or closing out of any related hedging arrangements, and (b) all obligations payable at Closing under the Everest Long Term Incentive Plan for employees of Holdings and its Subsidiaries.

"Indemnifiable Tax" has the meaning set forth in Section 10.3(a).

"Indemnified Party" means, in the case of an indemnification claim pursuant to Section 9.2(a), Purchaser and its successors and assigns, and in the case of an indemnification claim pursuant to Section 9.2(b), Sellers and their estates, heirs, personal representatives and successors.

"Indemnifying Party" means, in the case of an indemnification claim pursuant to Section 9.2(a), Sellers and their estates, heirs, personal representatives and successors, and in the case of an indemnification claim pursuant to Section 9.2(b), Purchaser and its successors and assigns.

"Indemnity Cap" has the meaning set forth in Section 9.4(b).

"Indemnity Pro Rata Share" means with respect to any Seller, the quotient obtained by dividing (a) the aggregate net transaction consideration received pursuant to this Agreement by such Seller, by (b) the aggregate transaction consideration received pursuant to this Agreement by all Sellers. For purposes of both such clauses (a) and (b), "transaction consideration" shall include any payment received at Closing and shall include any net payments after giving effect to the adjustments made pursuant to Section 2.5, but shall not include the effects of any indemnity payments made by a Seller pursuant to ARTICLE IX (other than to the extent such indemnity payments relate to Section 2.5).

"Indemnity Threshold" has the meaning set forth in Section 9.4(a).

"Individual Seller Breach" has the meaning set forth in Section 9.4(c).

"Initial Payment Amount" has the meaning set forth in Section 2.2(b).

"Initial Release Date" has the meaning set forth in Section 2.6(b).

"Intellectual Property" means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, Internet domain names and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (e) all advertising and promotional materials, (f) all computer software (including source code, executable code, data, databases, and related documentation), (g) all other proprietary rights, and (h) all copies and tangible embodiments thereof (in whatever form or medium).

"Knowledge of Sellers" or other words of similar import, means the actual knowledge of Phillip Spencer, Rod Siemers, Kenneth Johnson, Vicki Taylor, Edward Butler and Elaine McCoy, after reasonable investigation.

"Latest Balance Sheet" has the meaning set forth in Section 4.5.

"Leased Property" has the meaning set forth in Section 4.7.

"Legal Opinion" has the meaning set forth in Section 2.8(iv).

"Liens" means mortgages, liens, security interests, pledges, easements, rights of first refusal, options, restrictions, defects of title or encumbrances of any kind.

"Local Authorizations" has the meaning set forth in the definition of Communications Licenses.

"Loss" or "Losses" has the meaning set forth in Section 9.2(a).

"Material Adverse Effect" means any fact, event, series of events, change, effect or circumstance that has or is reasonably likely to have a material adverse effect on the business, assets, properties, condition (financial or otherwise) or results of operations of Holdings and its Subsidiaries, taken as a whole; provided, however, that in no event shall any of the following constitute a Material Adverse Effect: (a) any fact, event, series of events, change, effect or circumstance resulting from or relating to changes in economic or financial conditions generally (except to the extent that such change has had, or is reasonably likely to have, a disproportionate negative effect on Holdings and its Subsidiaries, taken as a whole, relative to other Persons in their industry); (b) any fact, event, series of events, change, effect or circumstance that affects their industry generally (except to the extent that such fact, event, series of events, change, effect or circumstance has had, or is reasonably likely to have, a disproportionate negative effect on Holdings and its Subsidiaries, taken as a whole, relative to other Persons in their industry); (c) any fact, event, series of events, change, effect or circumstance resulting from or relating to the public announcement of the Transactions; and (d) the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States (except to the extent that such event or condition has had, or is reasonably likely to have, a disproportionate negative effect on Holdings and its Subsidiaries, taken as a whole, relative to other Persons in their industry).

"Material Contracts" has the meaning set forth in Section 4.9(a).

"Material Customers" has the meaning set forth in Section 4.22.

"Notice of Disagreement" has the meaning set forth in Section 2.4(d).

"Option Exercise Amount" means the aggregate exercise price of all Options outstanding immediately prior to their cancellation pursuant to Section 2.3(d).

"Optionholder" means a holder of one or more Options.

"Options" has the meaning set forth in the Recitals.

"Option Plan" means Holdings' 2006 Stock Option Plan, as may be amended, supplemented and/or restated from time to time.

"Owned Property" has the meaning set forth in Section 4.7.

"Permits" has the meaning set forth in Section 4.10.

"Permitted Liens" means: (a) those Liens set forth on Schedule 4.6; (b) mechanics', carriers', workmen's, repairmen's or other like Liens arising or incurred in the ordinary course of business evidencing amounts that are not yet due, and liens for Taxes that are not due and payable; (c) easements, covenants, rights-of-way, other similar restrictions of record and other imperfections of title or encumbrances, if any, that do not, individually or in the aggregate, materially impair the continued use or operation of the Company's or any of its Subsidiaries' assets in the conduct of its business as presently conducted; and (d) (i) zoning, building and other similar restrictions, (ii) Liens that have been placed by any developer, landlord or other third party on property over which the Company has easement rights and (iii) unrecorded easements, covenants, rights-of-way and other similar restrictions, none of which items set forth in this clause (d), individually or in the aggregate, materially impair the continued use or operation of the Owned Property in the conduct of the business of the Company as presently conducted.

"Person" means and includes an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Entity (or any department, agency or political subdivision thereof).

"Pre-Closing Tax Period" means any tax period (or portion thereof) ending on or before the Closing Date.

"Preferred Liquidation Amount" means the Preference Amount (as defined in the Holdings Certificate of Incorporation).

"Preferred Stock" has the meaning set forth in the Recitals.

"Preferred Stockholder" means a holder of Preferred Stock.

"Proceeding" means any action, suit, litigation, investigation or proceeding by or before any Governmental Entity or arbitrator.

"Proposed Closing Statement" has the meaning set forth in Section 2.4(b).

"Pro Rata Share" means, (a) with respect to any Common Equityholder, the quotient obtained by dividing (i) the aggregate number of outstanding shares of Common Stock held by such Common Equityholders assuming the exercise of all outstanding Options and Warrants held by such Common Stockholder, Optionholder or Warrantholder, as the case may be by (ii) the aggregate number of outstanding shares of Common Stock assuming the exercise of all outstanding Options and Warrants, as set forth on Schedule I, and (b) with respect to any Preferred Stockholder, the quotient obtained by dividing (i) the aggregate number of outstanding shares of Preferred Stock held by such Preferred Stockholder by (ii) the aggregate number of outstanding shares of Preferred Stock, as set forth on Schedule I. For purposes of Section 2.3(c), a Common Stockholder's Pro Rata Share will be calculated assuming that such Common Stockholder does not own any Options or Warrants. For purposes of Section 2.3(d), an Optionholder's Pro Rata Share will be calculated assuming that such Equityholder does not own any shares of Common Stock (other than those issuable upon exercise of Options held by such Optionholder). For purposes of Section 2.3(e), a Warrantholder's Pro Rata Share will be calculated assuming that such Stockholder does not own any shares of Common Stock (other than those issuable upon exercise of Warrants held by such Warrantholder).

"Purchaser" has the meaning set forth in the Caption.

"Rate Regulatory Matter" means any Proceeding with respect to a Cable System arising our of or related to the Cable Act (other than those affecting the cable television industry generally) dealing with, limiting or affecting the rates which can be charged by such Cable System for programming, equipment, installation, service or otherwise.

"Related Person" means, (a) with respect to a particular individual: (i) a member of such individual's family; and (ii) any Person in which such individual or members of such individual's family hold (individually or in the aggregate) a Material Interest; and (b) with respect to a specified Person (other than an individual): (i) any Person that is an Affiliate of such specified Person; (ii) any Person that holds a Material Interest in such specified Person; and (iii) each Person that serves as a partner, executor, or trustee of such specified Person (or in a similar capacity). For purposes of this definition, "Material Interest" means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of voting securities or other voting interests representing at least five percent (5%) of the outstanding voting power of a Person or Equity Securities or other equity interests representing at least five percent (5%) of the outstanding Equity Securities or equity interests in a Person.

"Returns" means, collectively, returns, declarations of estimated Tax, Tax reports, information returns and statements relating to any Taxes with respect to any income, assets or operations of Holdings or any of its Subsidiaries.

"Revenue/Customer Adjustment Amount" has the meaning set forth in Exhibit A.

"Schedule" has the meaning set forth in Section 6.10.

"Securities Act" means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.

"Seller's Purchase Price Indemnity Cap" has the meaning set forth in Section 9.4(b).

"Sellers' Representative" has the meaning set forth in Section 11.2(a).

"Sellers" has the meaning set forth in the Caption.

"Shares" has the meaning set forth in the Recitals.

"State PUC" has the meaning set forth in the definition of Communications Licenses.

"Stockholder" means a holder of Common Stock or Preferred Stock.

"Stock Subscription Warrant" means that certain Stock Subscription Warrant dated as of June 30, 2006, issued by Holdings to National Union Fire Insurance Company of Pittsburgh, PA.

"Straddle Tax Period" means any Tax period that includes but does not end on the Closing Date.

"Subsidiary" of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

"Survival Period" has the meaning set forth in Section 9.1.

"Systems" means Cable Systems, plus any additional network deployment required to provide telecommunications to serve commercial subscribers.

"Tax" or "Taxes" means (a) any and all taxes, assessments, levies and imposts, including, unemployment and employment insurance contributions, workman's compensation contributions, gross receipts, income, profits, sales capital, paid-up capital, use or occupation, sales, services, goods, value added, ad valorem, transfer, franchise, withholding, payroll, excise, property and telephone user's or telecommunication's excise taxes, together with any and all interest, penalties, fines and additions to tax imposed with respect thereto whether or not disputed, with respect to such amounts, and (b) any transferee liability or obligations with respect to any items described in clause (a) above, whether by contract, as a successor or otherwise.

"Tax Benefit" with respect to any event or adjustment for any Person means the positive excess, if any, of the Tax liability of such Person without regard to such event or adjustment over the Tax liability of such Person taking into account such event or adjustment, with all other circumstances remaining unchanged.

"Tax Claim" has the meaning set forth in Section 10.3(a).

"Tax Cost" with respect to any event or adjustment for any Person means the positive excess, if any, of the Tax liability of such Person taking such event or adjustment into account over the Tax liability of such Person without regard to such event or adjustment, with all other circumstances remaining unchanged.

"Tax Indemnified Party" has the meaning set forth in Section 10.3(a).

"Tax Indemnitor" has the meaning set forth in Section 10.3(a).

"Tax Losses" means any and all Losses attributable to (a) Taxes imposed on Holdings or any of its Subsidiaries with respect to a Pre-Closing Tax Period, (b) Taxes imposed on Holdings or any of its Subsidiaries with respect to a Straddle Tax Period which are allocable, pursuant to Section 10.2(e), to the portion of such period ending on the Closing Date, (c) Taxes of any member of an affiliated, consolidated, combined or unitary group of which Holdings or any of its Subsidiaries is or was a member on or prior to the Closing Date by reason of Treasury Regulation Section 1.1502-6 or comparable provision of foreign, state or local law, (d) Sellers portion of the Transfer Taxes pursuant to Section 6.6(b) and (e) any Taxes or other payments required to be made by Holdings or any of its Subsidiaries as a result of any Tax sharing agreement entered into on or prior to the Closing Date, or by reason of being a transferee or successor of another entity.

"Third Party Claim" has the meaning set forth in Section 9.3.

"Third Party Intellectual Property" means Intellectual Property owned by any Person, other than Holdings or its Subsidiaries, without regard as to whether Holdings or its Subsidiaries has any rights therein, used in the conduct of the Business.

"Transaction Expenses" means any and all investment banking (i.e., the fees owed to Waller Capital Partners, LLC in connection with the Transactions), legal, accounting, employee bonuses (to the extent not included within Indebtedness) and other expenses incurred by Holdings or any Subsidiary thereof (which will be deemed to include any legal expenses incurred by Seaport Capital Partners III AIV, L.P., its Affiliates and the Preferred Stockholder in connection with the Transactions), in each case, in connection with the Transactions.

"Transaction Proposal" has the meaning set forth in Section 6.9(a).

"Transactions" means the transactions contemplated by this Agreement and the Escrow Agreement.

"Transfer Taxes" has the meaning set forth in Section 6.6(b).

"Type 1 Fundamental Representations" means, as applicable, the Fundamental Purchaser Representations or those representations and warranties contained in Section 3.1 (Ownership), Section 3.3 (Authority; Execution and Delivery; Enforceability), Section 4.1 (Organization, Good Standing, Qualification and Power), Section 4.2 (Authority; Execution and Delivery; Enforceability), and Section 4.4 (Capitalization; Subsidiaries).

"Warrant Exercise Amount" means the aggregate exercise price of all Warrants outstanding immediately prior to their cancellation pursuant to Section 2.3(e).

"Warrantholder" means a holder of one or more Warrant.

"Warrants" has the meaning set forth in the Recitals.

"Working Capital" means with respect to Holdings and its Subsidiaries: (a) the sum of the following line items: (i) accounts receivable, net of allowance for doubtful accounts; (ii) prepaids and other current assets (excluding Tax assets); and (iii) materials and supplies inventory; and (iv) net investments in capital leases - current; minus (b) the sum of the following line items (excluding the current portion of any Indebtedness or the Preferred Liquidation Amount): (i) accounts payable; (ii) current accrued liabilities; and (iii) current deferred revenue, in each case as of the Closing Date and calculated in accordance with Section 2.4(c).

1.2 Rules of Construction.

Unless otherwise indicated, any reference in this Agreement to any Article, Section, clause, Schedule or Exhibit shall be to the Articles, Sections and clauses of, and Schedules and Exhibits to, this Agreement. The words "include," "includes" and "including" are deemed to be followed by the phrase "without limitation." Any reference to the masculine, feminine or neuter gender shall include each other gender and any reference to the singular or plural shall include the other, in each case unless the context otherwise requires. All Exhibits and Schedules annexed hereto or referred to herein are incorporated in and made a part of this Agreement as if set forth in full herein.

ARTICLE II

PURCHASE AND SALE OF SHARES; PURCHASE PRICE AND ADJUSTMENTS
2.1 Sale of Shares.

In accordance with, and subject to, the provisions of this Agreement, at the Closing Purchaser shall purchase from each Seller, and each Seller shall transfer, convey, assign and deliver to Purchaser, all of such Seller's right, title and interest in and to the Shares owned by such Seller as set forth on Schedule I.
2.2 Purchase Price.

(a) Subject to the other terms and provisions of this ARTICLE II, the purchase price to be paid by Purchaser to Sellers for the Shares (and the cancellation of the Options and the Warrants) shall be based on an enterprise value for Holdings and its Subsidiaries of One Hundred Seventy-Three Million Dollars ($173,000,000) (the "Enterprise Value").
(b) The aggregate amount to be paid by Purchaser to Sellers on the Closing Date shall equal (i) the Enterprise Value, plus (ii) the amount, if any, by which the Estimated Working Capital is a positive number, less (iii) the amount, if any, by which the Estimated Working Capital is a negative number, less (iv) the Estimated Indebtedness amount, plus (v) the Estimated Cash amount, less (vi) the Escrow Amount, less (vii) the Estimated Transaction Expenses, less (viii) the Estimated Revenue/Customer Adjustment Amount (with such resulting amount referred to herein as the "Initial Payment Amount"). The final aggregate amount paid by Purchaser shall equal the Initial Payment Amount plus or minus the aggregate of any net payments to or by Sellers pursuant to Section 2.5 plus the Escrow Consideration and shall be referred to herein as the "Final Purchase Price".
2.3 Payments at Closing; Treatment of Options and Warrants.

(a) Prior to the Closing, Holdings or its Subsidiaries, as applicable, shall obtain from the holders of such Indebtedness payoff letters in respect of the satisfaction thereof pursuant to the following sentence. At the Closing, Purchaser shall deliver to each holder of Indebtedness that has delivered a payoff letter the amount set forth in such payoff letter necessary to satisfy such Indebtedness.

(b) At the Closing, Purchaser shall pay to each Preferred Stockholder, by wire transfer of immediately available United States funds to one or more bank accounts designated by the respective Preferred Stockholders, an amount equal to such Preferred Stockholder's Pro Rata Share of the Preferred Liquidation Amount.

(c) At the Closing, Purchaser shall pay to each Common Stockholder, by wire transfer of immediately available United States funds to one or more bank accounts designated by the respective Common Stockholders, an amount equal to such Common Stockholder's Pro Rata Share of the sum of (i) the Initial Payment Amount less the Preferred Liquidation Amount, (ii) the Option Exercise Amount and (iii) the Warrant Exercise Amount.

(d) Immediately prior to the Closing, all Options, whether or not then exercisable, shall be (or, if not previously exercisable, shall become) exercisable (provided, however, that no unvested Option shall become exercisable to the extent that the Code Section 280G limitation described in Section 6.3.4 of the Option Plan applies and any such Option that so fails to become exercisable will be cancelled by Holdings at Closing without payment of any consideration therefor) and such Options shall be cancelled by Holdings at the Closing, and each Optionholder shall only be entitled to receive from Purchaser, by wire transfer of immediately available United States funds to one or more bank accounts designated by the respective Optionholder, in consideration for the cancellation of such Options, an amount equal to the excess, if any, of (i) such Optionholder's Pro Rata Share of the sum of (x) the Initial Payment Amount less the Preferred Liquidation Amount, (y) the Option Exercise Amount and (z) the Warrant Exercise Amount over (ii) the aggregate exercise price of such Options, reduced by applicable withholding tax or other amounts required to be withheld by law.

(e) Immediately prior to the Closing, all Warrants, whether or not then exercisable, shall be (or, if not previously exercisable, shall become) exercisable and such Warrants shall be cancelled by Holdings at the Closing, and each Warrantholder shall be entitled to receive from Purchaser, by wire transfer of immediately available United States funds to one or more bank accounts designated by the respective Warrantholders, in consideration for the cancellation of such Warrants, an amount equal to the excess, if any, of (i) such Warrantholder's Pro Rata Share of the sum of (x) the Initial Payment Amount less the Preferred Liquidation Amount, (y) the Warrant Exercise Amount and (z) the Option Exercise Amount over (ii) the aggregate exercise price of such Warrants, reduced by applicable withholding tax or other amounts required to be withheld by law.

(f) In order to assure that proper income and employment taxes and other amounts required to be withheld by law have been withheld and paid with respect to payments to Optionholders under this Agreement, Purchaser may pay amounts that are otherwise due to the Optionholders under this Agreement to the Company (or appropriate entity) which shall promptly pay such amounts to the applicable Optionholders less applicable withholding taxes or other amounts required to be withheld by law.  For the avoidance of doubt, the employer's portion of income and employment taxes due as a result of payments to be made to the Optionholders under this Agreement at Closing shall be reflected as an accrued liability on the Estimated Closing Statement and the Final Closing Statement.

2.4 Delivery of Estimated Closing Statement and Proposed Closing Statement.

(a) No more than ten (10) Business Days and no less than five (5) Business Days prior to the Closing Date, the Sellers' Representative shall, or shall cause Holdings to, deliver to Purchaser a statement (the "Estimated Closing Statement") setting forth a good faith estimate (each, without duplication) of (i) the Working Capital as of the Closing Date (the "Estimated Working Capital"), (ii) Cash as of close of business on the Closing Date (the "Estimated Cash"), (iii) Indebtedness as of close of business on the Closing Date (the "Estimated Indebtedness"), (iv) all unpaid Transaction Expenses as of close of business on the Closing Date (the "Estimated Transaction Expenses") and (v) the Revenue/Customer Adjustment Amount (the "Estimated Revenue/Customer Adjustment Amount").

(b) As promptly as practicable, but no later than sixty (60) days after the Closing, Purchaser shall deliver to the Sellers' Representative, on behalf of the Common Equityholders, a statement setting forth a good faith determination (each without duplication) of the Working Capital as of the Closing Date, Cash as of the Closing Date, Indebtedness as of the Closing Date, unpaid Transaction Expenses as of the Closing Date, and the Revenue/Customer Adjustment Amount (the "Proposed Closing Statement"). Purchaser shall and shall cause Holdings and its Subsidiaries and its and their respective employees and agents to assist the Sellers' Representative and its agents in their review of the Proposed Closing Statement and shall provide the Sellers' Representatives and its agents access upon reasonable notice and at all reasonable times to the personnel, properties, books and records of Holdings and its Subsidiaries for such purpose and for the other purposes set forth in this Section 2.4, in each case, without cost to Sellers.

(c) Unless otherwise agreed upon by Purchaser and the Sellers' Representative (or as set forth in this Section 2.4(c) or Exhibit A), the Estimated Closing Statement, the Proposed Closing Statement and the Final Closing Statement shall be prepared in accordance with GAAP applied in a manner consistent with the same accounting principles, policies, methodologies or procedures as set forth on Schedule 2.4(c) (the "Accounting Policies"), except that in calculating the component line items of Working Capital, no effect shall be given to (i) the Transactions, or the financing thereof, (ii) any purchase accounting or other similar adjustments resulting from the consummation of the Transactions or (iii) any accrual with respect to Transaction Expenses.

(d) In the event the Sellers' Representative disputes the correctness of the Proposed Closing Statement, the Sellers' Representative shall notify Purchaser in writing of its objections within thirty (30) days after receipt of the Proposed Closing Statement and shall set forth, in writing and in reasonable detail, the reasons for the Sellers' Representative's objections (a "Notice of Disagreement").

(e) During the fifteen (15) days immediately following the delivery of any Notice of Disagreement, Purchaser and the Sellers' Representative shall seek in good faith to resolve any differences that they may have with respect to any matter specified in such Notice of Disagreement. During such period, Purchaser and the Sellers' Representative and their respective agents shall each have access to the other party's working papers, trial balances and similar materials prepared in connection with the other party's preparation of the Proposed Closing Statement and the Notice of Disagreement, as the case may be. The matters set forth in any such written resolution executed by Purchaser and the Sellers' Representative shall be final and binding on the parties on the date of such written resolution.

(f) If, at the end of such fifteen (15) day period specified in Section 2.4(e), Purchaser and the Sellers' Representative have not been able to resolve, in writing, all differences that they may have with respect to any matter specified in such Notice of Disagreement, Purchaser and the Sellers' Representative shall submit to BDO Seidman, LLP (the "Accounting Firm") for review and resolution of any and all matters that remain in dispute (and as to no other matter), and the Accounting Firm shall reach a final, binding resolution of all matters that remain in dispute, which final resolution shall not be subject to collateral attack for any reason (other than fraud) and shall be (i) in writing and signed by the Accounting Firm, (ii) within the range of the amount contested by the Sellers' Representative and Purchaser, (iii) furnished to Purchaser and the Sellers' Representative as soon as practicable after the items in dispute have been referred to the Accounting Firm, which shall not be more than sixty (60) days after such referral, (iv) made in accordance with this Agreement and the Accounting Policies, and (v) conclusive and binding upon the parties on the date of delivery of such written resolution. Purchaser and the Sellers' Representative agree to execute, if requested by the Accounting Firm, a reasonable engagement letter in customary form and shall cooperate fully with the Accounting Firm and promptly provide all documents and information requested by the Accounting Firm so as to enable it to make such determination as quickly and as accurately as practicable. The procedure outlined in this Section 2.4(f) is referred to as the "Dispute Resolution Procedure".

(g) The Proposed Closing Statement shall become the "Final Closing Statement" (i) on the thirty-first (31st) day following the delivery of the Proposed Closing Statement if a Notice of Disagreement has not been delivered to Purchaser by the Sellers' Representative, (ii) with such changes as are necessary to reflect matters resolved pursuant to any written resolution executed pursuant to Section 2.4(e), on the date such resolution is executed, if all outstanding matters are resolved through such resolution and (iii) with such changes as are necessary to reflect the Accounting Firm's resolution of matters in dispute, on the date the Accounting Firm delivers its final, binding resolution pursuant to Section 2.4(f). The date on which the Proposed Closing Statement shall become the Final Closing Statement pursuant to the immediately foregoing sentence is referred to as the "Final Determination Date".

(h) Purchaser and the Sellers' Representative shall each pay their own costs and expenses incurred in connection with such Dispute Resolution Procedure; provided, that the fees and expenses of the Accounting Firm shall be borne in the same proportion that the Sellers' Representative's position, on the one hand, and Purchaser's position, on the other hand, initially presented to the Accounting Firm (based on the aggregate of all differences taken as a whole) bear to the final resolution as determined by the Accounting Firm.

(i) Purchaser agrees, solely with respect to the calculations required pursuant to this Section 2.4, and without restricting in any manner whatsoever Purchaser's right to take any such action that would not affect such calculation, that following the Closing until the Final Determination Date, Purchaser will not take any actions with respect to the Accounting Policies and Holdings' and its Subsidiaries' books and records.

2.5 Payment of Purchase Price Adjustments.

(a) Working Capital. If the Working Capital set forth in the Final Closing Statement (the "Actual Working Capital") is greater than the Estimated Working Capital, Purchaser shall pay to the Common Equityholders, pro rata in accordance with each such Common Equityholder's Pro Rata Share, the amount of such excess, within five (5) Business Days of the Final Determination Date, by wire transfer of immediately available United States funds. If the Estimated Working Capital is greater than the Actual Working Capital set forth in the Final Closing Statement, the Common Equityholders shall be severally liable for, and shall pay to Purchaser, within five (5) Business Days of the Final Determination Date, by wire transfer of immediately available United States funds, such Common Equityholder's Pro Rata Share of the amount of such excess.

(b) Cash. If the Cash set forth in the Final Closing Statement (the "Actual Cash") is greater than the Estimated Cash, Purchaser shall pay to the Common Equityholders, pro rata in accordance with each such Common Equityholder's Pro Rata Share, the amount by which the Actual Cash is greater than the Estimated Cash, within five (5) Business Days of the Final Determination Date, by wire transfer of immediately available United States funds. If the Estimated Cash is greater than the Actual Cash, the Common Equityholders shall be severally liable for, and shall pay to Purchaser, within five (5) Business Days of the Final Determination Date, by wire transfer of immediately available United States funds, such Common Equityholder's Pro Rata Share of the amount by which the Estimated Cash is greater than the Actual Cash.

(c) Indebtedness. If the Indebtedness set forth in the Final Closing Statement (the "Actual Indebtedness") is less than the Estimated Indebtedness, Purchaser shall pay to the Common Equityholders, pro rata in accordance with each such the Common Equityholder's Pro Rata Share, such difference, within five (5) Business Days of the Final Determination Date, by wire transfer of immediately available United States funds. If the Estimated Indebtedness is less than the Actual Indebtedness, the Common Equityholders shall be severally liable for, and shall pay to Purchaser, within five (5) Business Days of the Final Determination Date, by wire transfer of immediately available United States funds, such Common Equityholder's Pro Rata Share of the amount of such difference.

(d) Transaction Expenses. If the Transaction Expenses set forth in the Final Closing Statement (the "Actual Transaction Expenses") are less than the Estimated Transaction Expenses, Purchaser shall pay the Common Equityholders, pro rata in accordance with each such Common Equityholder's Pro Rata Share, the amount of such difference, within five (5) Business Days of the Final Determination Date, by wire transfer of immediately available United States funds. If the Actual Transaction Expenses are greater than the Estimated Transaction Expenses, the Common Equityholders shall be severally liable for, and shall pay to Purchaser, within five (5) Business Days of the Final Determination Date, by wire transfer of immediately available United States funds, such Common Equityholder's Pro Rata Share of the amount of such excess.

(e) Revenue/Customer Adjustment Amount. If the Revenue/Customer Adjustment Amount set forth in the Final Closing Statement (the "Actual Revenue/Customer Adjustment Amount") is less than the Estimated Revenue/Customer Adjustment Amount, Purchaser shall pay to the Common Equityholders, pro rata in accordance with each such the Common Equityholder's Pro Rata Share, such difference, within five (5) Business Days of the Final Determination Date, by wire transfer of immediately available United States funds. If the Estimated Revenue/Customer Adjustment Amount is less than the Actual Revenue/Customer Adjustment Amount, the Common Equityholders shall be severally liable for, and shall pay to Purchaser, within five (5) Business Days of the Final Determination Date, by wire transfer of immediately available United States funds, such Common Equityholder's Pro Rata Share of the amount of such difference.

(f) Set-off. Any amounts owing and payable between Purchaser and a Seller pursuant to any of the above Sections 2.5(a) through (e) shall be set-off against any other amount or amounts owing and payable between such parties pursuant to such sections, such that only a net amount shall be paid, which set-off amounts shall be set forth on the Final Closing Statement.

2.6 Escrow Amount.

(a) At the Closing, Purchaser shall deposit with JPMorgan Chase, N.A. (the "Escrow Agent"), by wire transfer of immediately available funds, an amount equal to ten percent (10%) of the Enterprise Value (i.e., $17,300,000) (the "Escrow Amount"), such amount to constitute an escrow fund (the "Escrow Fund") to be governed in accordance with the terms of this Agreement and the escrow agreement in substantially the form attached hereto as Exhibit 2.6(a) (the "Escrow Agreement"), among Purchaser, the Escrow Agent and the Sellers' Representative.

(b) The Escrow Fund shall be used to satisfy any amounts owed to Purchaser from Sellers pursuant to this Agreement, including indemnification amounts owed under ARTICLE IX. In the event the net amount determined pursuant to Section 2.5(f) is owing to Purchaser, and such full amount is not received by Purchaser within the five (5) Business Day period provided in Section 2.5, Purchaser and the Sellers' Representative shall jointly instruct the Escrow Agent to distribute such deficit amount to Purchaser from the Escrow Fund. Such deficit amount shall be promptly refunded into the Escrow Fund by any Common Equityholder who failed to make payment thereof directly to Purchaser in each such Common Equityholders' Pro Rata Share, and the Sellers' Representative shall take commercially reasonable measures to ensure the payment of such refund ("Escrow Refunds"). One-half (1/2) of the amount remaining in the Escrow Fund as of the six month anniversary of the Closing Date (the "Initial Release Date"), less, if applicable, the amount of any Escrow Refunds not made as of the Initial Release Date, shall be released to the Sellers' Representative no later than three (3) Business Days following the Initial Release Date and the amount remaining in the Escrow Fund as of the day following the expiration of the Survival Period (the "Final Release Date") shall be released to the Sellers' Representative no later than three (3) Business Days following the Final Release Date; provided that if there are any claims under ARTICLE IX that are pending on the Initial Release Date or the Final Release Date, as applicable, the applicable portion (and only the applicable portion) of the Escrow Fund that is subject to any such claims shall not be released to the Sellers' Representative until such applicable claims are finally resolved and satisfied or, in the case of claims pending as of the Initial Release Date, the Final Release Date, if later. Upon the final release of all the Escrow Fund, the Escrow Agreement shall terminate. All funds so released from the Escrow Fund to the Sellers' Representative (such amount(s), if any, the "Escrow Consideration") shall be distributed by the Sellers' Representative to all holders of the Shares outstanding on the Closing Date who are entitled to receive a portion of the consideration in accordance with the provisions of this Agreement. Any fees owed to the Escrow Agent and indemnification obligations under Section 8 of the Escrow Agreement shall be borne equally between Purchaser on the one hand and the Common Equityholders on the other hand.

(c) In order to assure that proper income and employment taxes and other amounts required to be withheld by law have been withheld and paid with respect to payments to Optionholders, Purchaser and Sellers' Representative shall jointly instruct the Escrow Agent to pay amounts that are otherwise due to the Optionholders under the Escrow Agreement to the Company (or appropriate entity) which shall promptly pay such amounts to the applicable Optionholders less applicable withholding taxes or other amounts required to be withheld by law.

(d) The Escrow Fund shall be held as a trust fund and shall not be subject to any encumbrance, attachment, trustee process or any other judicial process of any creditor of any party, and shall be held and disbursed solely for the purposes and in accordance with the terms of this Agreement and the Escrow Agreement.

2.7 The Closing.

The closing of the Transactions (the "Closing") shall take place at the offices of O'Melveny & Myers LLP, 7 Times Square, New York, New York 10036, or such other place as Purchaser and the Sellers' Representative may mutually agree, on a date (the "Closing Date") to be mutually agreed upon by Purchaser and the Sellers' Representative, which date shall be no later than the third Business Day after all of the conditions set forth in ARTICLE VII have been satisfied or waived (other than those conditions that by their terms are intended to be satisfied at the Closing).

2.8 Deliveries at Closing.

(a) At the Closing, Sellers shall deliver or cause to be delivered to Purchaser:

(i) certificates evidencing all the Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank;

(ii) written instruments in a form reasonably satisfactory to Purchaser canceling each outstanding Option and Warrant;

(iii) the Escrow Agreement duly executed by the Sellers' Representative and the Escrow Agent;

(iv) the legal opinion of counsel, substantially in the form attached hereto as Exhibit 2.8(iv) ("Legal Opinion"), duly executed by such counsel;

(v) resignations, effective as of the Closing of all officers and members of the board of directors (or similar governing body, if applicable) of Holdings and its Subsidiaries that have been requested to resign by Purchaser; and

(vi) payoff letters from holders of Indebtedness in a form reasonably acceptable to Purchaser providing for, upon the payment of all outstanding amounts owed by Holdings and Subsidiaries to each of such lenders at Closing, (A) the termination of all security interests held by such lenders in the assets of Holdings and its Subsidiaries (including the agreement to file, or if agreed to by any such lender, the authorization to file, all necessary UCC-3 termination statements and other necessary documentation in connection with the termination of each of such lender's financing statements filed against any of such assets and any other security interests in respect thereof) and terminating all other Liens on or with respect to any of such assets, (B) the delivery to Purchaser of any possessory collateral that held by such lenders, and (C) the termination of any account control agreements executed by such lenders;

(vii) the closing certificates, good standing certificate(s) and the FIRPTA Certificate required pursuant to Sections 7.2(c), 7.2(g) and 7.2(f), respectively.

(b) At the Closing, Purchaser shall deliver or cause to be delivered:

(i) to each Seller, the payments described in Sections 2.2 and 2.3;

(ii) to the Sellers' Representative, the Escrow Agreement duly executed by Purchaser;

(iii) to the Sellers' Representative, the closing certificate required pursuant to Section 7.3(c); and

(iv) to the Escrow Agent, the Escrow Amount.

ARTICLE III

REPRESENTATIONS AND WARRANTIES
REGARDING SELLERS

Except as otherwise indicated on the Schedules, each Seller represents and warrants to Purchaser, solely with respect to such Seller, as follows:

3.1 Ownership.

Such Seller is the lawful record and beneficial owner of the Equity Securities set forth opposite such Seller's name on Schedule I, has good title to such Equity Securities, free and clear of any Liens (other than for Taxes not yet due and payable) and with no restriction on the voting rights and other incidents of record and beneficial ownership pertaining thereto, and such Equity Securities are such Seller's only voting, equity or other financial interest in Holdings (including any right to receive distributions or profits from Holdings or any of its Subsidiaries, but excluding any rights relating to such Seller's capacity as an employee of Holdings or any of its Subsidiaries). Such Seller is not the subject of any bankruptcy, reorganization or similar proceeding.

3.2 Organization, Good Standing, Qualification and Power.

Such Seller, to the extent not an individual, is duly organized, validly existing and in good standing under the laws of the state of its formation and has all requisite entity power and authority to own, lease and operate its properties and to carry on its business as presently conducted and to own the Equity Securities set forth opposite such Seller's name on Schedule I.

3.3 Authority; Execution and Delivery; Enforceability.

Such Seller, to the extent not an individual, has all requisite entity power and authority to execute this Agreement, to perform such Seller's obligations under this Agreement and to consummate the Transactions. The execution and delivery by such Seller of this Agreement and the consummation of the Transactions have been duly authorized by all necessary action on the part of such Seller. Such Seller has duly executed and delivered this Agreement and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally and general equitable principles.

3.4 No Conflicts; Consents.

No consent, approval, license, permit, order, qualification or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any other Person is required for or in connection with the execution, delivery and performance by such Seller of this Agreement, and the consummation by such Seller of the Transactions, other than (a) compliance with and filings under the HSR Act, (b) filings with and obtaining consent for the Transactions from the FCC, (c) as set forth on Schedule 3.4, (d) others the failure of which to obtain or make, individually or in the aggregate, would not (i) have a Material Adverse Effect or (ii) materially impair or delay the ability of such Seller to perform its obligations under this Agreement, and (e) those that may be required solely by reason of Purchaser's (as opposed to any other third party's) participation in the Transactions.

3.5 Relationship with Related Persons.

Neither such Seller nor any Related Person of such Seller has had any interest in any property (whether real, personal, or mixed and whether tangible or intangible) used in the Business. No such Seller or any Related Person of such Seller owns or has owned (of record or as a beneficial owner) an equity interest or any other financial or profit interest in, a Person that has since the date of the Latest Balance Sheet (a) had business dealings or a material financial interest in any transaction with Holdings or any of its Subsidiaries other than business dealings or transactions conducted in the ordinary course of business with Holdings or any of its Subsidiaries at substantially prevailing market prices and on substantially prevailing market terms, or (b) engaged in competition with Holdings or any of its Subsidiaries with respect to any line of the products or services of Holdings or any of its Subsidiaries in any market presently served by Holdings or any of its Subsidiaries. Except as set forth in Schedule 3.5, neither such Seller nor any Related Person of such Seller, other than related to its status as a shareholder, director, officer or as an employee of Holdings or any of its Subsidiaries, (a) is a party to any Contract with, or has any claim or right against, Holdings or any of its Subsidiaries, or (b) has or may acquire any rights under, or has or may become subject to any obligation or liability under, any Contract that relates to the Business of, or any of the assets owned or used by, Holdings or any of its Subsidiaries.

ARTICLE IV

REPREENTATIONS AND WARRANTIES REGARDING
HOLDINGS AND ITS SUBSIDIARIES

Except as otherwise indicated on the Schedules, Holdings represents and warrants to Purchaser as follows:

4.1 Organization, Good Standing, Qualification and Power.

Holdings is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as presently conducted. Each Subsidiary of Holdings is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its formation and has all requisite corporate or limited liability company power and authority to own, lease and operate its properties and to carry on the Business as presently conducted. Each of Holdings and each of its Subsidiaries is duly qualified and in good standing to do business in each jurisdiction in which such qualification is necessary because of the nature of the business conducted by it, except where the failure to be so qualified has not had and is not reasonably likely to have a Material Adverse Effect.

4.2 Authority; Execution and Delivery; Enforceability.

(a) Holdings has all requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the Transactions contemplated hereby. The execution, delivery and performance by Holdings of this Agreement and the consummation of the Transactions have been duly authorized by all necessary action on the part of Holdings. Holdings has duly executed and delivered this Agreement and this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally and general equitable principles.

(b) Neither the execution and delivery of the Agreement by Holdings nor the consummation of the transactions contemplated hereby, nor compliance by Holdings with any of the terms or provisions hereof, will (i) violate any provision of the charter documents, bylaws, operating agreement or other governing documents of Holdings or any of its Subsidiaries, or (ii) assuming that the consents, approvals and filings referred to in Section 4.3 are duly obtained or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Holdings, its Subsidiaries or any of their properties or assets, or (B) violate, conflict with, result in a breach of any provision of, or require redemption or repurchase or otherwise require the purchase or sale of any securities, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Holdings or its Subsidiaries under, any of the terms, conditions or provisions of any Contract to which Holdings or its Subsidiaries is a party, or by which they or any of their properties or assets is bound or affected, except, in the case of clause (ii) above, for such violations, conflicts, breaches, defaults or other events which, either individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect.

4.3 No Conflicts; Consents.

No consent, approval, license, permit, order, qualification or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any other Person (solely with respect to the Material Contracts) is required for or in connection with the execution and delivery by Holdings of this Agreement, and the consummation by Holdings of the Transactions, other than (a) compliance with and filings under the HSR Act, (b) filings with and obtaining consent for the Transactions from the FCC, (c) as set forth on Schedule 4.3, and (d) those that may be required solely by reason of Purchaser's (as opposed to any other third party's) participation in the Transactions.
4.4 Capitalization; Subsidiaries.
(a) The authorized capital stock of Holdings consists of 2,901,000 authorized shares, (i) 2,887,000 of which have been designated as Common Stock, $0.001 par value per share, of which 2,179,500 shares are issued and outstanding, as set forth in Schedule I, and (ii) 14,000 of which have been designated as Preferred Stock, $0.001 par value per share, of which all 14,000 shares are issued and outstanding, as set forth in Schedule I. The Shares have been duly authorized and validly issued and are fully paid and nonassessable and have been issued in compliance with applicable federal and stated securities laws. Other than the Shares, there are no other issued or outstanding shares of capital stock of Holdings.
(b) Except for this Agreement and any of the following issued in accordance with Section 6.1(a), the Preferred Stock, the Options (which options shall, in accordance with the terms of the Option Plan, be exercised prior to, or automatically cancelled as of, the Closing) and the Warrants (which warrants shall, in accordance with the terms of the Stock Subscription Warrant, be exercised prior to, or automatically cancelled as of, the Closing), there are no outstanding options, warrants, rights, calls, agreements, whether written or oral, convertible securities or other commitments or rights to purchase or acquire any unissued Common Stock, Preferred Stock or any other securities from Holdings (including securities held in treasury).
(c) Except as set forth on Schedule 4.4(c), there are (i) no rights, agreements, arrangements or commitments of any kind or character, whether written or oral, relating to the Shares to which Holdings is a party, or by which Holdings is bound, obligating it to repurchase, redeem or otherwise acquire any issued and outstanding Shares, (ii) no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights with respect to Holdings or any of its Subsidiaries, and (iii) no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect to which Holdings is a party, or by which it is bound, with respect to the governance of Holdings or the voting or transfer of any Shares.

(d) Holdings (i) owns 100% of the issued and outstanding shares of capital stock of the Company, and (ii) indirectly owns 100% of the issued and outstanding shares of capital stock and other equity interests of each of its other Subsidiaries. Except for the Company, Holdings has no direct Subsidiary and holds Equity Securities of no other Person. Schedule 4.4(d) sets forth a list of each of the Company's Subsidiaries, its jurisdiction of organization and the ownership of its capital stock.

4.5 Financial Statements.

Schedule 4.5(a) contains (a) the audited consolidated balance sheets of each of (i) Holdings and its Subsidiaries as of December 31, 2006 and (ii) the Company and its Subsidiaries as of December 31, 2006 (the "Audited Balance Sheets"), and in each instance the related audited statements of operations, stockholders' equity and cash flows for the fiscal year then ended (together with the Audited Balance Sheet, the "Audited Financial Statements"), and (b) the unaudited consolidated balance sheet of Holdings and its Subsidiaries as of September 30, 2007 (the "Latest Balance Sheet") and the related unaudited statement of operations, stockholders' equity and cash flows for the period then ended (together with the Audited Financial Statements, the Latest Balance Sheet and all financial statements delivered to Purchaser in accordance with Section 6.2, the "Financial Statements"). The Financial Statements have been prepared from the books and records of Holdings, the Company and its Subsidiaries in accordance with GAAP consistently applied (except (x) as may be indicated in the footnotes thereto and/or (y) in the case of unaudited Financial Statements, for the absence of footnotes and for normal year-end adjustments and (z) as set forth on Schedule 4.5(b)). Except as set forth on Schedule 4.5(c), the Financial Statements fairly present in all material respects the financial condition, results of operations, and cash flows of Holdings and its Subsidiaries as of the dates and for the periods indicated. Neither Holdings nor any of its Subsidiaries has any GAAP Liabilities that are not fully reflected or reserved against in the Latest Balance Sheet, except those (a) that were incurred after the date of the Latest Balance Sheet in the ordinary course of business consistent with past practice, or (b) disclosed in Schedule 4.5(d), but excluding the Transaction Expenses.

4.6 Personal Property.

Holdings and/or its Subsidiaries have good and valid title to all of the material assets and properties reflected on the Latest Balance Sheet or acquired subsequent thereto (except for assets and properties sold, consumed or otherwise disposed of in the ordinary course of business since the date of the Latest Balance Sheet), free and clear of all Liens, except Permitted Liens. All tangible personal property used by Holdings or any of its Subsidiaries in the operation of the Business is in good condition and repair, subject to reasonable wear and tear considering the age and reasonable ordinary course use of such property.

4.7 Real Property.

Schedule 4.7(a) contains a list of all real property and interests in real property owned in fee by Holdings or its Subsidiaries and used, or held for use, in the operation or conduct of the Business as presently conducted (each, an "Owned Property"). Holdings or its Subsidiaries have good and marketable title to all Owned Property, in each case, free and clear of all Liens, except Permitted Liens. Schedule 4.7(b) contains a list of all real property and interests in real property leased by Holdings or its Subsidiaries requiring payments, in each case, in excess of $25,000 per annum, and used, or held for use, in the operation or conduct of the Business as presently conducted (each, a "Leased Property"). True copies of each lease or other Contract related to a Leased Property, including all amendments or modifications thereto, have been made available to Purchaser. Holdings or its Subsidiaries is the lessee of each Leased Property, and each such lease is valid without any material default thereunder by Holdings or its Subsidiaries or, to the Knowledge of Sellers, the other parties thereto.

4.8 Intellectual Property.

To the Knowledge of Sellers, all material Intellectual Property currently used by Holdings or its Subsidiaries consists solely of items and rights that are (a) owned, directly or indirectly, by Holdings or its Subsidiaries, (b) in the public domain, or (c) Third Party Intellectual Property validly used by Holdings or its Subsidiaries pursuant to a license or other right. With respect to Intellectual Property owned, directly or indirectly, by Holdings or its Subsidiaries, Holdings or any of its Subsidiaries owns, directly or indirectly (subject to previously granted rights and licenses, including joint ownership rights, if any), the right, title and interest in and to such Intellectual Property free and clear of any Liens other than Permitted Liens. To the Knowledge of Sellers, neither Holdings nor any of its Subsidiaries has infringed upon any Third Party Intellectual Property in the conduct of the Business as currently conducted. This Section 4.8 and, with respect to licenses of Intellectual Property, Section 4.9, contain the sole and exclusive representations and warranties of Holdings with respect to matters relating to the Intellectual Property of Holdings and its Subsidiaries.

4.9 Material Contracts.

(a) Schedule 4.9 contains a list of each Contract (each, a "Material Contract") to which, as of the date hereof, Holdings or any of its Subsidiaries is a party that:

(i) expressly limits or restricts the ability of Holdings or its Subsidiaries to compete or otherwise to conduct the Business as presently conducted in any material manner or place, in any geographic area or with any Person, or which requires exclusive referrals of business or requires Holdings or its Subsidiaries to offer specified products or services to its customers on a priority or exclusive basis,

(ii) involves an obligation for borrowed money in excess of $100,000, or provides for a guaranty for borrowed money, letter of credit, capital leases, comfort letter, surety or other bond in an amount in excess of $100,000 by Holdings or any of its Subsidiaries in respect of any Person;

(iii) creates a joint venture, limited liability company or partnership;

(iv) relates to the license of any Intellectual Property by Holdings or any of its Subsidiaries that is material in the conduct of their business;

(v) obligates Holdings or its Subsidiaries to pay an amount in excess of $100,000 during any twelve (12) month period after the date hereof;

(vi) relates to the sale of goods and/or the provision of services pursuant to which Holdings or its Subsidiaries expects to accrue revenue in excess of $100,000 during the fiscal year ending December 31, 2007;

(vii) with or to a labor union or guild (including any collective bargaining agreement); and

(viii) which grants any Person a right of first refusal, right of first offer or similar right with respect to any material properties, assets or the Business.

Material Contracts shall not include any of the following: (x) real property leases described in Section 4.7, or (y) Contracts relating to commercial "off the shelf" software.

(b) True copies of the Material Contracts, including all amendments and modifications thereto, have been made available to Purchaser. Neither Holdings nor any of its Subsidiaries and, to the Knowledge of Sellers, no third party, is in default or breach under any such Material Contract and no event or condition exists which, after notice or lapse of time or both, would constitute a default under any such Material Contract, except where such default or breach has not had and is not reasonably likely to have a Material Adverse Effect. Each Material Contract is enforceable in accordance with its terms against Holdings or its Subsidiaries and, to the Knowledge of Sellers, the other parties thereto, except to the extent that (i) the failure to be so enforceable has not had and is not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect or (ii) such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting creditors' rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

4.10 Permits.

Each of Holdings and its Subsidiaries holds and is in compliance with all material certificates, licenses, permits, authorizations and approvals ("Permits") required under applicable law for the conduct of the Business, and during the eighteen (18) month period prior to the date of this Agreement, neither Holdings nor any of its Subsidiaries has received written notice of any, nor are there any pending or, to the Knowledge of Sellers, threatened, Proceedings relating to the revocation, non-renewal or modification of any such Permits or non-compliance by Holdings or any of its Subsidiaries with respect to any such Permit. This Section 4.10 contains the sole and exclusive representations and warranties of Holdings with respect to Permits, except for Permits required by (i) the FCC, which are exclusively governed by Section 4.16, and (ii) any Environmental Law, which are exclusively governed by Section 4.17.

4.11 Taxes.

Except as set forth on Schedule 4.11:

(a) Tax Returns and Audits.

(i) Each of Holdings and its Subsidiaries, (A) has properly completed and timely filed all income Tax Returns and all other material Returns required to be filed by it or on its behalf, (B) has timely paid all Taxes required to be paid by it for which payment was due, (C) as required by GAAP has established an adequate accrual or reserve for the payment of all material Taxes payable in respect of the periods or portions thereof prior to the date of the Latest Balance Sheet (which accrual or reserve as of the date of the Latest Balance Sheet is fully reflected on the Latest Balance Sheet), and (D) has made (or will make on a timely basis) all material estimated Tax payments required to be made. All such Returns are true, correct and complete in all material respects.

(ii) To the Knowledge of Sellers, neither Holdings nor any of its Subsidiaries is delinquent in the payment of any Tax or in the filing of any Returns, and no deficiencies for any Tax have been threatened, claimed, proposed or assessed against Holdings, any of its Subsidiaries or any of its officers, employees or agents in their capacity as such.

(iii) Neither Holdings nor any of its Subsidiaries has received any written notification from the Internal Revenue Service (the "IRS") or any other taxing authority regarding any material issues that (A) are currently pending before the IRS or any other taxing authority (including any sales or use taxes) regarding Holdings or any of its Subsidiaries, or (B) have been raised by the IRS or other taxing authority and not yet finally resolved. No material Return of Holdings or any of its Subsidiaries is under audit by the IRS or any other taxing authority and any such past audits (if any) have been completed and fully resolved to the satisfaction of the applicable taxing authority conducting such audit and all Taxes determined by such audit to be due from Holdings or its Subsidiaries have been paid in full to the applicable taxing authorities or adequate reserves therefore have been established and are reflected in the Latest Balance Sheet.

(iv) No Tax liens are currently in effect against any of the assets of Holdings or any of its Subsidiaries other than liens that arise by operation of law for Taxes not yet due and payable. There is not in effect any waiver by Holdings or any of its Subsidiaries of any statute of limitations with respect to any Taxes nor has Holdings or any of its Subsidiaries agreed to any extension of time for filing any Return that has not been filed. Neither Holdings nor any of its Subsidiaries has consented to extend the period in which any Tax may be assessed or collected by any taxing authority.

(v) Other than adjustments caused by events occurring or elections made after the Closing, neither Holdings nor any of its Subsidiaries has been or will be required to include any material adjustment in taxable income for any Tax period (or portion thereof) ending after the Closing Date pursuant to Sections 481 or 263A of the Code or any comparable provision under state or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Closing.

(b) Withholding. Each of Holdings and its Subsidiaries has complied (and until the Closing Date will comply) with all applicable law relating to the payment and withholding of Taxes (including withholding of taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), and has, within the time and in the manner prescribed by applicable law, withheld from employee wages and paid over to the proper taxing authorities all amounts required to be so withheld and paid over under all applicable law (including the Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act and relevant state income and employment tax withholding laws), including U.S. federal and state income Taxes, and has timely filed all material withholding tax Returns.

(c) Special Tax Status and Indemnification Obligations.

(i) Neither Holdings nor any of its Subsidiaries is a party to or bound by any tax sharing, tax indemnity, or tax allocation agreement nor does Holdings or any of its Subsidiaries have any liability or potential liability to another party under any such agreement.

(ii) No withholding will be required under Section 1445 of the Code with respect to payments made to the Sellers, Optionholders and Warrantholders pursuant to this Agreement.

(iii) Neither Holdings or any of its Subsidiaries has ever constituted either a "distributing corporation" or a "controlled corporation" in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code.

(d) No Tax Shelters. Since June 30, 2006, neither Holdings or any of its Subsidiaries has ever filed any disclosures under Section 6662 of the Code or comparable provisions of state, local or foreign law to prevent the imposition of penalties with respect to any Tax reporting position taken on any Return. Neither Holdings or any of its Subsidiaries has ever consummated, participated in, and is not currently participating in, any transaction which was or is a "tax shelter" transaction as defined in Sections 6662, 6011, 6012 or 6111 of the Code or the Treasury Regulations promulgated thereunder.

4.12 Proceedings.

There is no Proceeding pending or, to the Knowledge of Sellers, threatened against Holdings or any of its Subsidiaries that (a) involves a claim or potential claim of liability in excess of $50,000, (b) challenges the validity of the Transaction, or (c) enjoins or seeks to enjoin any significant activity by Holdings or its Subsidiaries. Neither Holdings nor any of its Subsidiaries is subject to the provisions of any judgment, order, injunction or decree applicable to the Business, except for any such judgments, orders, injunctions or decrees that individually or in the aggregate have not had and are not reasonably likely to have a Material Adverse Effect.

4.13 Benefit Plans.

(a) Schedule 4.13(a) contains a list of all material "employee benefit plans" as defined in Section 3(3) of ERISA and any other material plan, agreement, or arrangement providing compensation or benefits to any current or former director, officer, employee or consultant (or dependent or beneficiary thereof) of Holdings or any of its Subsidiaries or Affiliates maintained, sponsored or contributed to by Holdings or any ERISA Affiliate, or under which Holdings or any ERISA Affiliate has or may have any obligation or liability, including, without limitation, all stock-based compensation arrangements, all employment, consulting, severance and change in control agreements, and all material bonus, deferred and incentive compensation plans and programs (all of the foregoing collectively, the "Company Benefit Plans").

(b) (i) Each Company Benefit Plan has been operated and administered pursuant to its terms in all material respects and in compliance with ERISA, the Code, and all applicable laws; (ii) no "reportable event" (within the meaning of Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived or extended has occurred with respect to any Company Benefit Plan and, to the Knowledge of Sellers, no reportable event for which such reporting requirement has been waived or extended has occurred with respect to any Company Benefit Plan; and (iii) as of the date hereof, no event has occurred, and to the Knowledge of Sellers there exists no condition or set of circumstances, in connection with which Holdings or any ERISA Affiliate could be subject to any material liability (other than for routine benefit liabilities) with respect to any Company Benefit Plan.

(c) True and correct copies of the following documents, as they have been amended to the date hereof, relating to the Company Benefit Plans, have been made available to Purchaser: (i) all Company Benefit Plan documents; (ii) all summaries and summary plan descriptions, if applicable; (iii) the most recently completed actuarial valuation for each Plan (if any); (iv) the annual report (Form 5500 series) for each Company Benefit Plan for the two most recent plan years (if any); and (v) the most recent determination or opinion letter, if any, issued by the IRS with respect to any Company Benefit Plan.

(d) Each Company Benefit Plan which is intended to qualify under Section 401(a) or Section 401(k) of the Code (and its related trust) has either (i) received a favorable determination letter from the IRS as to its qualified status or (ii) may rely upon a favorable prototype opinion letter from the IRS, and, to the Knowledge of Sellers, no fact or event has occurred that could adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust.

(e) No Company Benefit Plan is, and neither Holdings nor any ERISA Affiliate has ever sponsored, maintained, participated in, contributed to, or has been required to participate in or contribute to, a "multiemployer plan" (as defined in Section 3(37) of ERISA) ("Multiemployer Plan") or other pension plan subject to Title IV or Part 3 of Title I of ERISA or Section 412 of the Code.

(f) Except as contemplated in this Agreement, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in any payment, acceleration or creation of any rights of any person under any Company Benefit Plan. No amount that could be received (whether in cash, property, the vesting of property or otherwise) as a result of or in connection with the consummation of such transactions by any person who is a "disqualified individual" (as such term is defined in Treasury Regulation Section 1.280G-1) could be characterized as an "excess parachute payment" (as defined in Section 280G(b)(1) of the Code).

(g) Except as required by applicable law, no Company Benefit Plan provides any of the following retiree or post-employment benefits to any person: medical, disability or life insurance benefits.

(h) Each Company Benefit Plan that is subject to Section 409A of the Code has been operated and administered in good faith compliance with Section 409A of the Code. The exercise price of each Option is not less than the fair market value (within the meaning of Section 409A of the Code ) of the underlying stock on the date the Option was granted.

4.14 Employee and Labor Matters.

(a) Neither Holdings nor any of its Subsidiaries is a party to any collective bargaining agreement or similar agreement and no labor union has requested or, to the Knowledge of Sellers, has sought to represent any of the employees, representatives or agents of Holdings or any of its Subsidiaries, (b) there are no unfair labor practice complaints or disputes or controversies with employees, consultants or independent contractors pending against Holdings or any of its Subsidiaries, or to the Knowledge of Sellers, threatened against Holdings or any of its Subsidiaries, or (c) no strike, labor dispute, slowdown or stoppage is pending, or to the Knowledge of Sellers threatened, against Holdings or any of its Subsidiaries except with respect to any matter specified above, which, in the case of clause (b), individually or in the aggregate, would not have a Material Adverse Effect.

(b) Holdings and its ERISA Affiliates have withheld and paid all amounts required by law or by agreement to be withheld from the wages, salaries, and other payments to employees, independent contractors and other service providers, and are not liable for any arrears of wages or any taxes or any penalty for failure to withhold or pay such amounts. Holdings and its ERISA Affiliates have properly classified all individuals providing services to Holdings or any of its ERISA Affiliates as employees or non-employees for all relevant purposes.

(c) Schedule 4.14(c) sets forth a complete and accurate list giving name, job title, start date, current base salary and bonus opportunity of each employee of Holdings and its Subsidiaries as of October 31, 2007. Holdings and its Subsidiaries are and, during eighteen (18) months prior to the date hereof, have been in compliance in all material respects with all applicable laws respecting labor, employment, immigration, fair employment practices, terms and conditions of employment, workers' compensation, occupational safety, plant closings, wages and hours.

4.15 Absence of Changes or Events.

Since December 31, 2006, (a) there has not been any Material Adverse Effect, (b) other than the payment of any dividends, Holdings and its Subsidiaries have conducted the Business in the ordinary course consistent with past practices, and (c) neither Holdings nor any of Subsidiaries has taken any action or proposed to take any action that if taken after the date hereof would require the prior written consent of Purchaser pursuant to Section 6.1(a).

4.16 Compliance with Applicable Laws.

(a) Except as set forth in Schedule 4.16, Holdings and its Subsidiaries are in compliance with all applicable laws, except for instances of noncompliance that, individually or in the aggregate, have not had and are not reasonably likely to have a Material Adverse Effect.

(b) Except as set forth in Schedule 4.16, (i) the Communications Licenses and regulatory tariffs applicable to Holdings or any of its Subsidiaries stand in full force and effect in accordance with their terms, and there is no outstanding notice of cancellation or termination or, to the Knowledge of Sellers, any threatened cancellation, termination or non-renewal in connection therewith; (ii) neither Holdings nor any of its Subsidiaries is subject to any restrictions or conditions applicable to its Communications Licenses or regulatory tariffs that materially limit the operations of Holdings or any of its Subsidiaries (other than restrictions or conditions generally applicable to Communications Licenses or tariffs of that type); and (iii) neither Holdings nor any of its Subsidiaries is in material violation under the terms and conditions of any such Communications License or regulatory tariff and, to the Knowledge of Sellers, there is no basis for any claim of violation by Holdings or any of its Subsidiaries under any such Communications License or regulatory tariff. To the Knowledge of Sellers, there are no applications by Holdings or any of its Subsidiaries, nor any complaints or petitions, or other filings by others, or Proceedings pending or threatened, before the FCC relating to Holdings or any of its Subsidiaries or its Communications Licenses, operations or regulatory tariffs. A true and correct copy of each Communications License and regulatory tariff applicable to Holdings or any of its Subsidiaries has been made available to Purchaser.

(c) Except as disclosed on Schedule 4.16, to the Knowledge of Sellers, there is no fact that would reasonably be expected to lead to a condition to the consent of the FCC, the State PUCs or the Local Authorities that would cause the condition set forth in Section 7.1(a) to not be met. To the Knowledge of Sellers, there is no impediment to the ability of Holdings or a Subsidiary of Holdings that is a provider of cable service in Kansas and/or Missouri to obtain a video service authorization in Kansas pursuant to Kan. Stat. Ann. § 12-2023, or in Missouri pursuant to the Mo. Rev. Stat. § 67.2679. Holdings and its Subsidiaries are in compliance in all material respects with all franchise agreements and have completed in all material respects all build-outs as required under such franchise agreements.

(d) This Section 4.16 contains the sole and exclusive representations and warranties with respect to Holdings' or any of its Subsidiaries' regulatory tariffs and other regulatory matters before the FCC, the State PUCs or with respect to the Local Authorizations.

4.17 Environmental Matters.

Except for those matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, (a) during the past six (6) years, neither Holdings nor any of its Subsidiaries has received any written communication from a Governmental Entity that alleges that Holdings or any of its Subsidiaries is not in compliance in any material respect with any Environmental Law, (b) Holdings and its Subsidiaries hold, and are in compliance with, all material Permits required under Environmental Laws to conduct the Business, and are in material compliance with all Environmental Laws, (c) in connection with the conduct of the Business, neither Holdings nor any of its Subsidiaries has entered into or agreed to any court decree or order and is subject to any judgment relating to compliance with any Environmental Law or any contract or agreement indemnifying any other person for violations of or liabilities under Environmental Laws, and (d) neither Holdings nor any of its Subsidiaries has received any notice or claim regarding, or is the subject of any Proceeding, regarding any investigation, cleanup or other response (as defined under 42 U.S.C. § 9601(25)) of Hazardous Substances under any Environmental Law. This Section 4.17 contains the sole and exclusive representations and warranties with respect to any environmental matters arising under Environmental Laws.

4.18 Brokers.

Except for Waller Capital Partners, LLC, no agent, broker, investment banker or other firm or Person engaged by or acting on behalf of Sellers or Holdings is or will be entitled to any broker's or finder's fee or any other commission or similar fee in connection with any of the Transactions.

4.19 Insurance.

Holdings and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as Holdings reasonably has determined to be prudent in accordance with industry practice (taking into account the cost and availability of such insurance). As of the date hereof, all policies maintained by Holdings and its Subsidiaries and the coverage provided by each are listed and described on Schedule 4.19. Each of Holdings and its Subsidiaries is in compliance with such insurance policies (and any policy obtained in compliance with Section 6.1(a)(xv)), and is not in default under any of the terms thereof, except for any such non-compliance or default that would not reasonably be expected to result in a Material Adverse Effect. Each such policy (and any policy obtained in compliance with Section 6.1(a)(xv)) is outstanding and in full force and effect (other than due to the ordinary expiration of the term thereof). All premiums due and other payments due under any such policy (and any policy obtained in compliance with Section 6.1(a)(xv)) have been paid.

4.20 Inventory.

All of the inventories of Holdings and its Subsidiaries, whether reflected in the Latest Balance Sheet or otherwise, consist of a quality and quantity usable in the ordinary and usual course of business.

4.21 Accounts Receivable.

The accounts receivable of Holdings and its Subsidiaries, reflected in the Latest Balance Sheet and obtained after such date, represent sales actually made in the ordinary course of business and are, in the management of the Business' good faith judgment, collectible net of any reserves shown on the Latest Balance Sheet.

4.22 Customers and Suppliers.

Set forth on Schedule 4.22 is a list of Holdings' and its Subsidiaries' top twenty-five (25) customers based upon gross revenues of Holdings and its Subsidiaries during the period from January 1, 2007 to the Latest Balance Sheet ("Material Customers"). Except as set forth on Schedule 4.22, no Material Customer or material supplier of Holdings or any of its Subsidiaries has canceled or otherwise terminated, or to the Knowledge of Sellers', threatened to cancel or otherwise terminate its relationship with Holdings or any of its Subsidiaries or has at any time on or after the date of the Latest Balance Sheet, decreased materially its services or supplies to Holdings or any of its Subsidiaries in the case of any supplier, or its usage of the services or products of Holdings or any of its Subsidiaries in the case of such customer, and, to the Knowledge of Sellers, no such supplier or customer has indicated either orally or in writing that it intends to cancel or otherwise terminate its relationship with Holdings or any of its Subsidiaries or to decrease materially its services or supplies to Holdings or any of its Subsidiaries or its usage of the services or products of Holdings or any of its Subsidiaries, as the case may be.

4.23 Cable System and Subscriber Information.

(a) As of the date hereof, none of Holdings or any of its Subsidiaries, directly or indirectly, owns any Systems other than the Cable Systems listed on Schedule 4.23(a). None of Holdings or any of its Subsidiaries, directly or indirectly, manages or operates any Systems which it does not, directly or indirectly, wholly own. None of Holdings or any of its Subsidiaries, directly or indirectly, owns any Systems that it does not, directly or indirectly, manage and operate.

(b) Schedule 4.23(b) sets forth the aggregate number of residential subscribers and commercial subscribers as the date of the Latest Balance Sheet. Each such aggregate number has been determined in accordance with the subscriber Accounting Policy.

(c) Schedule 4.23(c) sets forth Holding' and its Subsidiaries' policy with respect to calculating subscribers.

(d) Schedule 4.23(d) sets forth the average monthly revenue per residential subscriber and commercial subscriber as of the date of the Latest Balance Sheet.

(e) Schedule 4.23(e) sets forth the residential subscriber and commercial subscriber monthly churn rate as of the date of the Latest Balance Sheet.

4.24 Disclosure.

None of this Agreement, nor any of the other documents to be delivered or executed in connection herewith, nor any Schedule or Exhibit attached hereto or thereto contains any material, untrue statement of a fact. No representation or warranty of Holdings or the Sellers in this Agreement and no statement in the Schedules (after giving effect to the provisions of Section 6.10) omits to state a material fact necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading, except where such omission would not reasonably be expected to result in a Material Adverse Effect.

4.25 No Additional Representations.

NONE OF SELLERS, NOR ANY OF THEIR AFFILIATES, IS MAKING ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER WITH RESPECT TO SELLERS, HOLDINGS OR ANY OF ITS SUBSIDIARIES, INCLUDING ANY OF THE ASSETS OF HOLDINGS OR ANY OF ITS SUBSIDIARIES, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE III AND THIS ARTICLE IV AND EXCEPT AS SET FORTH EXPRESSLY HEREIN, THE CONDITION OF THE ASSETS OF HOLDINGS AND ITS SUBSIDIARIES SHALL BE "AS IS" AND "WHERE IS".

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Except as otherwise indicated on the Schedules, Purchaser represents and warrants to Sellers, as of the date hereof and as of the Closing Date as follows:

5.1 Organization, Standing, Qualification and Power.

Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has all requisite corporate power and authority to carry on its business as presently conducted.

5.2 Authority; Execution and Delivery; and Enforceability.

Purchaser has all corporate power and authority to execute this Agreement and the Escrow Agreement and to consummate the Transactions. The execution and delivery by Purchaser of this Agreement and the Escrow Agreement and the consummation of the Transactions have been or, prior to the Closing, will be duly authorized by all necessary corporate action on the part of Purchaser. Purchaser has duly executed and delivered this Agreement and prior to the Closing will have duly executed and delivered the Escrow Agreement, and this Agreement constitutes, and the Escrow Agreement will after the Closing constitute, its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or other similar laws affecting the enforcement of creditors' rights generally and general equitable principles.

5.3 No Conflicts; Consent.

No consent, approval, license, permit, order, qualification or authorization of, or registration, declaration, notice or filing with, any Governmental Entity or any other Person is required for or in connection with the execution and delivery by Purchaser of this Agreement and the Escrow Agreement to which it is a party, and the consummation by Purchaser of the Transactions, other than (a) compliance with and filings under the HSR Act, (b) filings with and obtaining consent for the Transactions from the FCC and (c) as set forth on Schedule 5.3, and (d) those that may be required solely by reason of Holdings and/or Sellers' (as opposed to any other third party's) participation in the Transactions.

5.4 Litigation.

There are no (a) outstanding judgments against Purchaser, or (b) Proceedings pending or, to the knowledge of Purchaser, threatened against Purchaser or (c) investigations by any Governmental Entity that are pending or, to the knowledge of Purchaser, threatened against Purchaser that are reasonably likely to prohibit or delay Purchaser from consummating the Transactions.

5.5 Purchaser's Qualifications.

Purchaser is qualified under all applicable laws to be a transferee of the Communications Licenses. Purchaser knows of no reason why the FCC, the State PUCs or the local or municipal authorities will not grant their consent to the transfer of control to Purchaser of the Communications Licenses. Purchaser knows of no fact that would reasonably be expected to lead to a condition to the consent of the FCC, the State PUCs or the Local Authorities that would cause the condition set forth in Section 7.1(a) to not be met. After due inquiry by Purchaser, to the knowledge of Purchaser, (a) Purchaser does not have ten percent or greater foreign owners, including both equity and voting owners, and (b) Purchaser is not controlled or managed by any foreign person or entity, such that with respect to either (a) or (b), the FCC's review would reasonably be expected to include review by the U.S. Executive Branch agencies with national security responsibilities (Team Telecom).

5.6 Purchaser's Business Investigation.

Purchaser has conducted such investigation of Holdings, its Subsidiaries and the Business as it has deemed necessary in order to make an informed decision concerning the Transactions. Purchaser acknowledges that it has been given access to and has visited and examined the properties and assets of Holdings, its Subsidiaries and the Business. For the purpose of conducting these investigations, Purchaser has employed the services of its own agents, representatives, experts and consultants. In all matters affecting the condition of the properties and assets and the contents of the documents, records, reports or other materials in connection with the Transactions, Purchaser is relying upon the provisions of this Agreement and the advice and opinion offered by its own agents, representatives, experts, consultants, employees and officers.

5.7 Investment Intent.

Purchaser is aware that the Shares are not registered under the Securities Act. Purchaser is an "accredited investor" as defined in the Securities Act and possesses such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment hereunder. Purchaser is acquiring the Shares from Sellers for its own account, for investment purposes only and not with a view to the distribution thereof. Purchaser agrees that the Shares will not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to a valid exemption from registration under the Securities Act.

5.8 Availability of Funds.

Purchaser has cash available and an underwritten commitment for a borrowing facility that together are sufficient to enable it to consummate the Transactions. True and correct copies of the documents evidencing any such underwritten commitment have been provided to the Sellers' Representative.

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1 Conduct of Business.

(a) Except with the written consent of Purchaser (which consent shall not be unreasonably withheld or delayed) or as otherwise expressly permitted by the terms of this Agreement, from the date hereof to the Closing, Holdings shall and shall cause its Subsidiaries to conduct the Business in the ordinary course in substantially the same manner as presently conducted and make all commercially reasonable efforts consistent with past practices to preserve the relationships of Holdings and its Subsidiaries with material customers, suppliers and other Persons with whom Holdings and its Subsidiaries transact the Business. Without limiting the generality of the foregoing, at all times from the date hereof until the earlier of the date on which this Agreement is terminated or the Closing Date, unless Purchaser shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), Holdings and its Subsidiaries shall not take, or caused to be taken, and the Sellers shall not permit Holdings and its Subsidiaries to take, or cause to be taken, any of the following actions:

(i) (a) directly or indirectly redeem, purchase or otherwise acquire, any of its capital stock or membership interests or any securities or obligations convertible into or exchangeable for any of its capital stock or membership interests, (b) pay or declare any dividends, or (c) grant any stock appreciation rights with respect to, or grant any Person any right to acquire, any of its capital stock or membership interests, or issue or commit to issue any additional capital stock or membership interests or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any additional capital stock or membership interests;

(ii) sell, transfer, mortgage, encumber or otherwise dispose of any of its material assets or properties to any Person, by merger, consolidation, asset sale or other business combination (including formation of a joint venture) or cancel, release or assign any indebtedness to any such Person or any claims held by any such Person, in each case, except (i) sales of inventory and other assets in the ordinary course of business consistent with past practices, (ii) dispositions of obsolete or worthless assets, and (iii) sales of immaterial assets not in excess of $75,000 in the aggregate after the date hereof;

(iii) make any acquisition of a business, by purchase or other acquisition of stock or other equity interests, by merger, consolidation, asset purchase or other business combination, or by contributions to capital; or make any material purchases of any property or assets (other than inventory and other assets in the ordinary course of business consistent with past practices), in or from any other Person, except (a) as expressly required by the terms of any Material Contracts in force at the date of this Agreement as disclosed in Schedule 4.9, (b) as otherwise permitted by this Section 6.1(a), and (c) other acquisitions in the ordinary course of business consistent with past practices and, in any case, involving consideration not in excess of $75,000 in the aggregate after the date hereof;

(iv) enter into, renew, extend, amend or terminate any Contract that is or would be a Material Contract, including any lease of Leased Property (other than with respect to any Contract set forth on Schedule 6.1(a)(iv) that has not yet been formally executed by all parties, but the material terms of which have been finally negotiated or proposed by the Business); provided, however, if Purchaser fails to respond to a written request by Holdings to enter into, renew, extend, amend or terminate any Contract that is or would be a Material Contract within three (3) Business Days from Purchaser's receipt of such request, the items set forth in such written request shall be deemed consented to by Purchaser for purposes of this Section 6.1(a)(iv);

(v) other than the acceleration of the Options contemplated by Section 2.3(d), general salary increases (including in connection with promotions) made in the ordinary course of business, and non-discretionary annual incentive bonus payments for 2007 (provided they are made in the accordance with the Everest Connections Annual Incentive Plan, the 2007 bonus metrics provided to Purchaser as of the date hereof and otherwise consistent with past practice) for employees, directors or independent contractors generally or as required by any agreement, plan, or arrangement in effect on the date hereof, (a) increase, or commit to increase, in any material respect the compensation or severance payable to any of its employees, directors or independent contractors, (b) pay any material severance, annual incentive payment or benefit in the form of a welfare benefit or discretionary pension or retirement allowance contribution to any employees, directors or independent contractors, (c) change the status, title or responsibilities, including without limitation, termination or promotion, of any officer, or promote any employee (who is not an officer as of the date of this Agreement) to an officer position, (d) enter into, modify or terminate any Company Benefit Plan other than as required by applicable law, or (e) except as may be required, or advisable, to comply with applicable law, materially amend, establish or enter into any material pension, retirement, profit-sharing, severance, retention or welfare benefit plan or agreement or incentive or employment, agreement with or for the benefit of any employee, director or independent contractor or accelerate the vesting of any profit sharing compensation;

(vi) amend its charter document, bylaws, operating agreement or other governing documents;

(vii) introduce any material new products or services or any material new sales compensation or incentive programs or arrangements (except those the material terms of which have been disclosed to Purchaser prior to the date hereof);

(viii) enter into any new material line of business;

(ix) make or change any material Tax election or settle or compromise any material Tax liability of Holdings or any Subsidiary;

(x) make any material changes in its accounting methods or method of Tax accounting, practices or policies, except as may be required under applicable law, rule, regulation or GAAP;

(xi) take any action that is intended to result in any of the conditions set forth in Sections 7.1 or 7.2 not being satisfied;

(xii) take any action inconsistent with normal marketing, advertising and promotional expenditures with respect to the Business;

(xiii) fail to make capital expenditures in the ordinary course of business consistent with past practices;

(xiv) fail to maintain or cause to be maintained any material assets of Holdings and its Subsidiaries in adequate condition and repair for their current use in the ordinary course of business, ordinary wear and tear excepted;

(xv) fail to keep in full force and effect the insurance policies (or substantively similar policies with the same amounts and scopes of coverage) with respect to the Business and enforce in good faith the rights under such insurance policies;

(xvi) fail to renew any material Permits which expire prior to the Closing Date;

(xvii) fail to maintain inventory sufficient for the operation of the Business in the ordinary course of business consistent with past practices;

(xviii) engage in any marketing practices, subscriber installation practices or collection practices other than in the ordinary course of business consistent with past practices;

(xix) discount or increase the rates charged by the Business other than in the ordinary course of business consistent with past practices;

(xx) except as required by applicable law (including applicable must-carry laws) or in the ordinary course of business in accordance with past practices, add or voluntarily delete any channels from any Cable System, or change the channel lineup in any Cable System or commit to do any of the foregoing in the future;

(xxi) fail to continue to conduct the Business in accordance with, and not make any change to, the Business' subscriber accounting policy, including as to disconnects; or

(xxii) agree to, or make any commitment to, take any of the actions prohibited by this Section 6.1(a).

(b) Prior to the Closing, Sellers shall use their commercially reasonable efforts to cause Holdings and its Subsidiaries to maintain the validity of the Communications Licenses, comply in all material respects with all requirements of the Communications Licenses, and the Communications Act and any applicable state or local laws, including those of the State PUCs. Prior to the Closing, Holdings shall, and shall cause its Subsidiaries to, (i) refrain from taking any action that would materially jeopardize the validity of any of the Communications Licenses, (ii) prosecute with commercially reasonable diligence any pending applications with respect to the Communications Licenses, including any renewals thereof and (iii) with respect to Communications Licenses, file all material registrations, reports, renewal applications, and other documents and pay all material required fees and contributions, in each case, that are required by the Communications Act or any applicable state or local laws, including those of the State PUCs as and when such filings or reports are necessary or appropriate.

6.2 Access to Information; Delivery of Financial Statements.

(a) Holdings shall, and shall cause its Subsidiaries to, provide Purchaser and its accountants, counsel and other representatives reasonable access during normal business hours from the date hereof until the Closing to all the properties, books, contracts, commitments, Returns and records of Holdings and its Subsidiaries, and to its officers, employees, accountants, counsel and other representatives and, during such period shall furnish promptly to Purchaser any information concerning Holdings and its Subsidiaries that Purchaser may reasonably request, in each case, at Purchaser's sole expense; provided, however, that (a) such access does not unreasonably disrupt the normal operations of Holdings and its Subsidiaries, and (b) Holdings and its Subsidiaries are under no obligation to disclose to Purchaser any information the disclosure of which is restricted by Contract or applicable law.

(b) Holdings shall deliver to Purchaser within twenty one (21) days after the end of each calendar month unaudited financial statements of Holdings and its Subsidiaries, consisting of a balance sheet, a statement of income and a statement of cash flows, as well as key operating statistics, including gross subscriber figures.

6.3 Confidentiality.

Purchaser acknowledges that the information being provided to it in connection with the Transactions is being provided pursuant to the terms of a confidentiality agreement dated as of September 7, 2007 between Purchaser (or its affiliate) and Holdings (the "Confidentiality Agreement"). Purchaser acknowledges that it is and shall remain subject to the terms of the Confidentiality Agreement, which terms are incorporated herein by reference.

6.4 Efforts to Consummate Generally.

Subject to the terms and conditions of this Agreement, each party shall use its commercially reasonable efforts to cause the Closing to occur as soon as possible after the date hereof, including satisfying the conditions precedent set forth in ARTICLE VII within the control of such party, defending against any Proceedings, judicial or administrative, challenging this Agreement or the consummation of the Transactions, and seeking to have any preliminary injunction, temporary restraining order, stay or other legal restraint or prohibition entered or imposed by any court or other Governmental Entity that is not yet final and nonappealable vacated or reversed.

6.5 Regulatory Matters and Approvals.

Each of the parties will (and Sellers will cause Holdings and each of its Subsidiaries to) give any notices to, make any filings with, and use its commercially reasonable efforts to obtain any authorizations, consents and approvals of Governmental Entities relating to the Transactions. Without limiting the generality of the foregoing:

(a) Hart Scott Rodino. Within ten (10) Business Days of the date hereof, each of the parties will make all filings with the Federal Trade Commission ("FTC") and the United States Department of Justice (the "DOJ"), Antitrust Division of any notifications required to be filed under the HSR Act and the rules and regulations promulgated thereunder with respect to the Transactions. Each of the Sellers' Representative and Purchaser shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submission that is necessary under the HSR Act. Purchaser and Sellers shall use all commercially reasonable efforts to comply as promptly as practicable with any requests made for any additional information in connection with such filings or actions. The parties shall also file any post-transaction notices as may be required by such Governmental Entities within the time periods prescribed by applicable law. The Sellers' Representative and Purchaser shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FTC and the DOJ and use commercially reasonable efforts to comply promptly with any such inquiry or request.

(b) FCC and State Public Utility Commissions and Municipalities. Each of the parties will make all filings required of it by the FCC within fifteen (15) Business Days of the date hereof and will make all filings required of it by local municipalities and other state public utility commissions or similar state regulatory bodies within fifteen (15) Business Days of the date hereof, and take all commercially reasonable actions necessary to obtain all consents, permits and orders required by any of the foregoing as conditions to the obligations of Purchaser and Sellers to consummate the Transactions. Each of the Sellers' Representative and Purchaser shall furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any such filings. Purchaser and Sellers shall use all commercially reasonable efforts to comply as promptly as practicable with any requests made for any additional information in connection with such filings or actions. The Sellers' Representative and Purchaser shall keep each other apprised of the status of any communications with, and any inquiries or requests for additional information from, the FCC, local municipalities and other state public utility commissions or similar state regulatory bodies and use commercially reasonable efforts to comply promptly with any such inquiry or request. The parties shall also file any post-transaction notices as may be required by such Governmental Entities within the time periods prescribed by applicable law.

Purchaser shall pay one-half of the filing fees incurred in connection with the filings made by the parties to comply with this Section 6.5. Sellers shall cause the Company to pay one-half of the filing fees incurred in connection with the filings made by the parties to comply with this Section 6.5 and such portion of the filing fees shall be included in the Transaction Expenses (if it is not paid as of the Closing).

6.6 Expenses; Transfer Taxes.

(a) Except as otherwise specifically set forth in this Agreement, all costs and expenses incurred in connection with this Agreement, the Escrow Agreement and the Transactions shall be paid by the party incurring such expense.

(b) All transfer, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes and real property transfer gains Taxes and including any filing and recording fees) and related amounts (including any penalties, interest and additions to Tax) incurred in connection with this Agreement, the Escrow Agreement and the Transactions ("Transfer Taxes") shall be paid one-half by the Sellers and one-half by Purchaser. Sellers' portion of Transfer Taxes shall be included in the Transaction Expenses (if it is not paid as of the Closing). Each party shall use commercially reasonable efforts to avail itself of any available exemptions from any such Transfer Taxes, and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemptions.

6.7 Publicity.

After the date hereof, no public release or announcement concerning the Transactions shall be issued by any Seller or Purchaser or their respective Affiliates without the prior written consent of Purchaser and the Sellers' Representative, as the case may be (which consent shall not be unreasonably conditioned, withheld or delayed), except as such release or announcement may be required by applicable law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the release or announcement shall allow the other parties reasonable time to comment on or seek a protective order with respect to such release or announcement in advance of such issuance.

6.8 Indemnification, Exculpation.

(a) Except to the extent provided in Section 9.6, all rights to indemnification and exculpation (including the advancement of expenses) from liabilities for acts or omissions occurring at or prior to the Closing (including with respect to the Transactions) existing as of the date hereof in favor of the current or former directors, officers and employees of Holdings and/or any of its Subsidiaries, as provided in the certificate of incorporation, the bylaws, other organizational documents, or any indemnification agreements of any of Holdings or any of its Subsidiaries and pursuant to applicable law shall survive the Transactions and shall continue in full force and effect without amendment, modification or repeal in accordance with their terms for a period of not less than six (6) years after the Closing; provided, however, that if any claims are asserted or made within such period, all rights to indemnification (and to advancement of expenses) hereunder in respect of any such claims shall continue, without diminution, until disposition of any and all such claims.

(b) The provisions of this Section 6.8 are intended to be for the benefit of, and enforceable by, each party indemnified pursuant to this Section 6.8 (or as otherwise referenced in this Section 6.8), his or her heirs and his or her representatives.

6.9 Exclusivity.

(a) During the period from the date of this Agreement until the earlier of the termination of this Agreement or the Closing, Holdings, its Subsidiaries and Sellers shall not, directly or indirectly, through any officer, director, employee, representative, Affiliate or agent, (i) take any action to solicit, initiate, encourage or support any inquiries or proposals that constitute, or could reasonably be expected to lead to, a proposal or offer for a merger, consolidation, business combination, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving Holdings or its Subsidiaries, other than the transactions contemplated or expressly permitted by this Agreement (any of the foregoing inquiries or proposals being referred to in this Agreement as a "Transaction Proposal"), (ii) engage in negotiations or discussions concerning, or provide any non-public information to any Person relating to, any Transaction Proposal, or (iii) agree to approve or recommend any Transaction Proposal.

(b) Holdings, its Subsidiaries or the Sellers' Representative shall notify Purchaser no later than one (1) Business Day after receipt by Holdings, any of its Subsidiaries or the Sellers (or its advisors) of any Transaction Proposal or any request for nonpublic information in connection with a Transaction Proposal or for access to the properties, books or records of Holdings, or any of its Subsidiaries by any Person that informs Holdings or the Sellers that it is considering making, or has made, a Transaction Proposal.

6.10 Disclosure Schedules.

Each disclosure schedule delivered pursuant to this Agreement (each a "Schedule," and collectively, the "Schedules") shall be in writing and shall qualify this Agreement. The inclusion of an item in a Schedule as an exception to a representation or warranty shall not be deemed an admission by Sellers or Purchaser, as applicable, that such item represents an exception or material fact, event or circumstance or that such item constitutes a Material Adverse Effect. Any fact or item that is disclosed in any Schedule in a way as to make its relevance or applicability to information called for by any other Schedule reasonably apparent shall be deemed to be disclosed in such other Schedule, notwithstanding the omission of a reference or cross-reference thereto.

6.11 Termination of 401(k) Plans.

Effective no later than the date immediately preceding the Closing Date, Holdings and its Subsidiaries or Affiliates shall terminate each Code Section 401(k) plan maintained by Holdings or any of its Subsidiaries or Affiliates (the "401(k) Plans") and Holdings shall provide Purchaser with evidence that the 401(k) Plans have been so terminated pursuant to resolutions of the applicable board of directors or other governing body having authority to terminate the 401(k) Plans. The form and substance of such resolutions shall be subject to the review and reasonable and timely approval of Purchaser. Purchaser shall, to the extent permitted by applicable law, take such actions in furtherance of providing that the 401(k) plan of Purchaser in which the employees of Holdings and its Subsidiaries or Affiliates are eligible to participate, shall accept roll-over contributions with respect to accounts of such employees that are properly distributed from the 401(k) Plans. Holdings and its Subsidiaries or Affiliates, as applicable, also shall take such other actions in furtherance of terminating the 401(k) Plans as Purchaser may reasonably request.

6.12 Cooperation upon Inquiries as to Rates.

If at any time prior to Closing, any Governmental Entity commences a Rate Regulatory Matter with respect to a Cable System, Seller shall (a) promptly notify Purchaser of such Rate Regulatory Matter, and (b) subject to applicable law, keep Purchaser informed as to the progress of any such Proceeding. Without the prior consent of Purchaser, which consent shall not be unreasonably withheld, Seller shall not, and shall cause Holdings or its Subsidiaries, not to, settle any such Rate Regulatory Matter, either before or after Closing, if (i) Purchaser or its Affiliates would have any liability under such settlement other than an obligation to pay money in an amount not greater than $25,000, or (ii) such settlement would reduce the rates permitted to be charged by Purchaser after the Closing below the rates in effect as of the date hereof or otherwise then in effect.

6.13 Subscriber Reports.

Within twenty one (21) days following the end of each calendar month commencing the first full month after the date hereof through the Closing, Sellers shall or shall cause Holdings to provide Purchaser with (a) a written report setting forth the number of residential and commercial subscribers served by the Business, and (b) the average monthly revenue per residential subscriber and commercial subscriber, each as of the end of such calendar month.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party's Obligations.

The respective obligation of each party to effect the Closing is subject to the satisfaction or waiver on or prior to the Closing of the following conditions:

(a) Governmental Approvals. All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated and the parties shall have received all FCC and other authorizations, consents and approvals of Governmental Entities required in connection with the consummation of the Transactions, which authorizations, consents and approvals shall not contain any materially adverse conditions or limitations, provided, however, that to the extent such authorization, consent or approval of the FCC has been obtained, each Party's obligation to close the Transactions shall not be conditioned upon the expiration of the time for filing a petition for reconsideration, an application or motion for review or judicial appeal, or review the FCC on its own motion.

(b) No Injunctions or Restraints. There shall not be any judgment, order, decree, stipulation, injunction or charge from any Governmental Entity in effect preventing consummation of any of the Transactions, and no Proceeding shall be pending before any Governmental Entity wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the Transactions, or (ii) cause any of the Transactions to be rescinded following consummation.

7.2 Conditions to Obligations of Purchaser.

The obligation of Purchaser to effect the Closing is subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Sellers, Holdings and Sellers' Representative contained herein and in the Escrow Agreement shall be true and correct on the Closing Date as though made on the Closing Date, except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct as of such earlier date, except in each case to the extent that the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Performance of Obligations. Sellers and Holdings shall have performed and complied (or shall have cured any nonperformance or noncompliance) with the agreements and conditions required by this Agreement to have been performed or complied with by them in all material respects prior to or at the Closing.

(c) Closing Certificate. Purchaser shall have received a certificate, dated as of the Closing Date, signed by the Sellers' Representative, on behalf of Sellers, certifying that the conditions specified in Sections 7.2(a) and (b) have been fulfilled.

(d) Third Party Consents. Holdings and its Subsidiaries shall have procured all third party consents and provided all regulatory notices as set forth on Schedule 7.2(d).

(e) Lease Assignments. Sellers shall use commercially reasonable efforts to obtain and deliver or caused to be obtained and delivered to Purchaser a landlords/sublandlord estoppel certificate executed by each landlord/sublandlord under each of such leases, with each such certificate in form reasonably satisfactory to Purchaser.

(f) FIRPTA Certificate. Holdings shall have delivered to Purchaser a properly executed statement satisfying the Treasury Regulation §1.1445-2(c)(3), substantially in the form attached hereto as Exhibit C (the "FIRPTA Certificate").

(g) Good Standing. Sellers shall have delivered to Purchaser certificates of officers and public officials as shall be reasonably requested by Purchaser to establish the existence and good standing of Holdings and its Subsidiaries in the jurisdictions listed on Schedule 7.2(g).

(h) Resignations. Purchaser shall have received resignations, effective as of the Closing, of all officers and members of the boards of directors of Holdings and its Subsidiaries that have been requested to resign by Purchaser.

(i) Termination of Agreements with Sellers. Sellers shall have caused the termination of (i) the Stockholders' Agreement dated as of June 30, 2006 among Sellers and Holdings, and (ii) the Registration Rights Agreement dated as of June 30, 2006 among Sellers and Holdings, in each case effective as of the Closing.

(j) No Material Adverse Effect. Between the date hereof and the Closing, there shall not have been a Material Adverse Effect.

(k) Escrow Agreement. Each of the Sellers' Representative and the Escrow Agent shall have executed and delivered the Escrow Agreement.

(l) Opinion of Counsel. Purchaser shall have received the Legal Opinion from O'Melveny & Myers LLP.

7.3 Conditions to the Obligations of Each Seller.

The obligations of Holdings and Sellers to effect the Closing is subject to the satisfaction (or waiver by a majority in interest of the Sellers) on or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser contained herein and in the Escrow Agreement shall be true and correct in all material respects on the Closing Date as though made on the Closing Date, except to the extent such representations and warranties by their terms speak as of an earlier date, in which case they shall be true and correct as of such earlier date.

(b) Performance of Obligations. Purchaser shall have performed and complied in all material respects (or shall have cured any material nonperformance or noncompliance) with the agreements and conditions required by this Agreement to have been performed or complied with by it prior to or at the Closing.

(c) Closing Certificate. The Sellers' Representative, on behalf of Sellers, shall have received a certificate from Purchaser, dated as of the Closing Date, signed by an officer of Purchaser, certifying that the conditions specified in Sections 7.3(a) and (b) have been fulfilled.

7.4 Frustration of Closing Conditions.

None of Sellers or Purchaser may rely on the failure of any condition set forth in this ARTICLE VII to be satisfied if such failure was caused by such party's failure to act in good faith or to use its commercially reasonable efforts to cause the Closing to occur, as required by Sections 6.4 and 6.5.

ARTICLE VIII

TERMINATION

8.1 Termination of Agreement.

This Agreement may be terminated:

(a) at any time prior to the Closing Date by mutual written consent of the Sellers' Representative and Purchaser;

(b) by either the Sellers' Representative or Purchaser by written notice to the other parties, if the Closing has not taken place on or before April 30, 2008 (the "Expiration Date"), or such later date as the Sellers' Representative and Purchaser may agree to in writing if the Closing of the Transactions shall not have been consummated by the initial Expiration Date; provided, however, that any party that has breached this Agreement, which breach has resulted in the failure of a condition in ARTICLE VII, shall not be entitled to terminate this Agreement pursuant to this Section 8.1(b); or

(c) by either the Sellers' Representative or Purchaser, by written notice to the other, if any event, fact or condition (including a breach of a material representation and warranty by the non-terminating party) occurs or exists which otherwise makes it impossible to satisfy a condition precedent to the terminating party's obligations to consummate the Transactions, and such event, fact or condition, if of a type that can be cured, shall not have been cured or waived by the non-terminating parties within forty-five (45) days of notice thereof from the terminating party, unless the occurrence or existence of such event, fact or condition shall be due to the failure of the terminating party to perform or comply with any of the agreements or covenants in this Agreement to be performed or complied with by such party prior to the Closing.

Upon such termination Purchaser shall destroy or return to Sellers' Representative all documents and other materials received from Sellers, Holdings or any of its Subsidiaries, whether so obtained before or after the date hereof and all confidential information received by Purchaser with respect to the Business shall be kept confidential, which obligation of confidentiality shall remain in full force and effect for two (2) years thereafter notwithstanding the termination of this Agreement; provided, however, Purchaser shall have the right to retain one copy of all such documents and other materials in order to prosecute or defend any claim arising out of the termination of this Agreement pursuant to this Section 8.1.

8.2 Effect of Termination.

If this Agreement is terminated and the Transactions are abandoned as described in Section 8.1, this Agreement shall become null and void and of no further force and effect, except for the provisions of Sections 6.3, 6.6(a), 6.7, this ARTICLE VIII and ARTICLE XI. Nothing in this Section 8.2 shall be deemed to release any party from any liability for any willful breach by such party of the terms and provisions of this Agreement.

ARTICLE IX

INDEMNIFICATION

9.1 Survival.

(a) Except with respect to fraud, the representations and warranties of Holdings and Sellers contained in or made pursuant to this Agreement shall survive until the first anniversary of the Closing (the "Survival Period"), other than those representations and warranties contained in Section 3.1 (Ownership), Section 3.3 (Authority; Execution and Delivery; Enforceability), Section 4.1 (Organization, Good Standing, Qualification and Power), Section 4.2 (Authority; Execution and Delivery; Enforceability), Section 4.4 (Capitalization; Subsidiaries), Section 4.11 (Taxes), Section 4.13 (Benefits) and Section 4.17 (Environmental) (collectively, the "Fundamental Seller Representations"), which (other than Section 4.17 (Environmental) which shall survive until the fifth anniversary of the Closing) shall survive indefinitely unless a statute of limitations applies to claims of third parties in which case, with respect to such claims, such representations and warranties shall expire sixty (60) days following the expiry of the applicable statute of limitations (including any extensions thereof).

(b) Except with respect to fraud, the representations and warranties of Purchaser contained in or made pursuant to this Agreement shall survive until the expiration of the Survival Period, other than those representations and warranties contained in Section 5.1 (Organization, Standing, Qualification and Power), Section 5.2 (Authority; Execution and Delivery; Enforceability) and Section 5.8 (Availability of Funds) (collectively, the "Fundamental Purchaser Representations" and, together with the Fundamental Seller Representations, the "Fundamental Representations"), which shall survive indefinitely unless a statute of limitations applies to claims of third parties in which case, with respect to such claims, such representations and warranties shall expire sixty (60) days following the expiry of the applicable statute of limitations (including any extensions thereof).

(c) This ARTICLE IX shall survive the Closing and shall remain in effect (i) with respect to Sections 9.2(a)(i) and 9.2(b)(i), so long as the relevant representations and warranties survive, (ii) with respect to Sections 9.2(a)(ii), 9.2(a)(iii), 9.2(a)(iv) and 9.2(b)(ii), to the extent those Sections relate to the covenants requiring performance (A) prior to the Closing, until the expiration of the Survival Period, or (B) after the Closing, indefinitely, unless a statute of limitations applies to claims of third parties in which case, with respect to such claims, such representations and warranties shall expire sixty (60) days following the expiry of the applicable statute of limitations (including any extensions thereof); and (iii) with respect to Section 9.2(b)(iii), indefinitely, unless a statute of limitations applies to claims of third parties in which case, with respect to such claims, such representations and warranties shall expire sixty (60) days following the expiry of the applicable statute of limitations (including any extensions thereof).

9.2 Indemnification.

(a) Subject to the limitations set forth in this ARTICLE IX, subsequent to the Closing Date, Sellers (severally, as hereinafter provided, and not jointly) shall indemnify Purchaser and hold it harmless against any liability, loss, suit, action or cause of action (collectively, "Losses" and individually, a "Loss") that Purchaser suffers as a result of:

(i) any breach of the representations and warranties of Holdings or such Seller set forth in this Agreement;

(ii) any breach or nonperformance by such Seller of any of the covenants or agreements of such Seller set forth in this Agreement;

(iii) any Tax Losses; or

(iv) any Losses arising from or related to the Company Benefit Plans that arise from circumstances existing prior to the Closing.

(b) Subject to the limitations set forth in this ARTICLE IX, subsequent to the Closing Date, Purchaser shall indemnify each Seller and his, her or its estate, heirs, personal representatives or successors and hold him, her or it harmless against any Loss that such Seller suffers as a result of:

(i) any breach of the representations and warranties of Purchaser set forth in this Agreement;

(ii) any breach or nonperformance by Purchaser of any of the covenants or agreements set forth this Agreement; or

(iii) the conduct and operation of the Business on or after the Closing.

9.3 Third Party Claims.

The obligations and liabilities of an Indemnifying Party with respect to Losses resulting from the assertion of liability by third parties (each, a "Third Party Claim") shall be subject to the following terms and conditions:

(a) The Indemnified Parties shall promptly give written notice to the Indemnifying Parties of any Third Party Claim that might give rise to any Loss by the Indemnified Parties, stating the nature and basis of such Third Party Claim, and the amount thereof to the extent known. Such notice shall be accompanied by copies of all relevant documentation with respect to such Third Party Claim, including any summons, complaint or other pleading which may have been served, any written demand or any other document or instrument.

(b) From and after receipt of notice of a Third Party Claim pursuant to Section 9.3(a), the Indemnifying Parties shall have the right to conduct, at their own expense, the defense against the Third Party Claim in their own names or in the names of the Indemnified Parties. Any Indemnified Parties shall have the right to employ separate counsel in any such Third Party Claim and/or to participate in the defense thereof, but the fees and expenses of such counsel shall not be included as part of any Loss incurred by the Indemnified Party and shall not be payable by the Indemnifying Parties. The party or parties conducting the defense of any Third Party Claim shall keep the other parties apprised of all significant developments with respect thereto and shall not enter into any settlement, compromise or consent to judgment that imposes non-monetary obligations on the Indemnified Parties with respect to such Third Party Claim without the prior consent of the other parties hereto, such consent not to be unreasonably withheld.

(c) Notwithstanding the foregoing, if Purchaser determines in good faith that there is a reasonable probability that a Third Party Claim may have a material adverse effect on it or the Business, Purchaser may, by notice to the Indemnifying Parties, assume the exclusive right to defend, compromise or settle such Third Party Claim, but the Indemnifying Parties will not be bound by any compromise or settlement effected without its consent. If Purchaser should elect to exercise such right, the Indemnifying Parties shall have the right to participate in, but not control, the defense or settlement of such Third Party Claim at their sole cost and expense.

9.4 Limitations on Indemnification.

(a) Threshold. As to any claim for indemnification pursuant to Section 9.2(a)(i) or 9.2(b)(i) (other than with respect to Losses arising out of any breach of the Fundamental Representations or any breach of any representation and warranty based on a fraud, which shall not be subject to the Indemnity Threshold), the Indemnified Party shall not be entitled to indemnification until all Losses to such Indemnified Party exceed, in the aggregate, three quarters of one percent (0.75%) of the Enterprise Value (the "Indemnity Threshold"), in which case such Indemnified Party shall be entitled to indemnification only to the extent such Losses exceed the Indemnity Threshold; provided, however, that that any materiality or Material Adverse Effect qualifier will not be taken into account in determining the magnitude of the damages occasioned by the breach of any representation or warranty for purposes of calculating the Indemnity Threshold (once a breach of any representation or warranty has occurred after giving effect to the applicable materiality or Material Adverse Effect qualifiers).

(b) Cap. In no event shall the Indemnifying Parties in the aggregate be liable for any Losses as to any claim for indemnification pursuant to Section 9.2(a) or Section 9.2(b), as applicable, other than with respect to Losses arising out of any breach of the Type 1 Fundamental Representations or any breach of any representation and warranty based on a fraud which shall not be subject to the Indemnity Cap, in excess of an amount equal to thirteen and three-fourths of one percent (13.75%) of the Enterprise Value (the "Indemnity Cap").  In no event shall any Seller be liable for any Losses, as to all claims for indemnification pursuant to Section 9.2(a), other than with respect to Losses arising out of any breach of any representation and warranty based on a fraud, in excess of such Seller's Indemnity Pro Rata Share of the Final Purchase Price (with respect to each Seller, such Seller's "Seller's Purchase Price Indemnity Cap"). All Losses relating to claims for indemnification pursuant to Section 9.2(a) shall be satisfied first out of the portion of the Escrow Funds, if any, then held in escrow and not previously distributed pursuant to the terms of the Escrow Agreement.

(c) In connection with any claim for indemnification pursuant to Section 9.2(a), each Seller shall only be severally liable for his, her or its Indemnity Pro Rata Share of any Losses (individually or in the aggregate), and no Seller (other than in the case of the Type 1 Fundamental Representations) shall be responsible for aggregate Losses in excess of his, her or its Indemnity Pro Rata Share of the Indemnity Cap, or in the case of the Type 1 Fundamental Representations (plus any liability incurred with respect to any other Loss indemnified by the Sellers), in excess of such Seller's Purchase Price Indemnity Cap; provided, that with respect to a breach of a representation or warranty contained in ARTICLE III or a covenant by any Seller hereunder (with each such individual Seller breach referred to herein as an "Individual Seller Breach"), only such particular Seller shall be liable for Losses arising in connection with such Individual Seller Breach, and the parties agree that no other Seller shall be liable hereunder for any such Individual Seller Breach.

(d) Mitigation. The parties shall cooperate with each other to resolve any claim or liability with respect to which one party is obligated to indemnify the other party hereunder, including by making commercially reasonable efforts to mitigate or resolve any such claim or liability. Each party shall use commercially reasonable efforts to address any claims or liabilities that may provide a basis for an indemnifiable claim such that each party shall respond to any claims or liabilities in the same manner it would respond to such claims or liabilities in the absence of the indemnification provisions of this Agreement. In the event that any party shall willfully fail to make such commercially reasonable efforts to mitigate or resolve any claim or liability, then notwithstanding anything else to the contrary contained herein, the other party shall not be required to indemnify any Person for any indemnifiable Loss that could reasonably be expected to have been avoided if such party, as the case may be, had made such efforts. Expect as provided in the foregoing sentence, no party shall have any liability or loss of its indemnification rights hereunder for a breach of its obligations under this Section 9.4(d).

(e) Any indemnifiable claim with respect to any breach or nonperformance by either party of a representation, warranty, covenant or agreement shall be net of any (i) insurance proceeds (net of any costs of collection, deductible, retroactive premium adjustment, reimbursement obligation or other cost directly related to the insurance claim in respect of Losses), (ii) Tax Benefits actually realized and (iii) recoveries from third parties pursuant to indemnification or otherwise. If an inaccuracy in any of the representations and warranties made by any Seller or Holdings or a breach of any covenants of any Seller gives rise to an adjustment in the Purchase Price, or otherwise was the basis for an adjustment to the Working Capital, then such inaccuracy or breach shall not give rise to an indemnification obligation under Section 9.2. All payments made pursuant to this ARTICLE IX shall be treated as adjustments to the Final Purchase Price. Notwithstanding anything in this Agreement to the contrary, Purchaser shall not be indemnified or reimbursed for any Loss arising or resulting from any change in Law enacted after the Closing Date. If the Indemnifying Party makes any payment on any claim pursuant to Section 9.2, the Indemnifying Party shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such claim.

(f) Notwithstanding anything in this Agreement to the contrary, no party shall be liable for any consequential damages, loss in value of assets or securities, punitive (other than to the extent paid to a third party), speculative, treble, remote, special or indirect damages, or loss of business reputation or opportunity relating to a breach of this Agreement.

9.5 Right to Indemnification Not Affected by Knowledge.

The right to indemnification and payment of Losses based on any breach of representations and warranties will not be affected by any investigation conducted, or any knowledge acquired (or capable of being acquired) at any time, whether before or after the execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of or compliance with, any such representation and/or warranty. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Losses, or other remedy based on such representations, warranties, covenants and obligations.

9.6 No Contribution.

No Indemnifying Party or any of its employees or agents shall have any right of contribution, right of indemnity or other right or remedy against Holdings or its Subsidiaries in connection with any indemnification obligation or any other liability to which she, he or it may become subject under or in connection with this Agreement.

9.7 Remedies Exclusive.

From and after the Closing Date, the remedies provided for in this ARTICLE IX shall be exclusive and shall preclude assertion by any Indemnified Party of any other rights or the seeking of any and all other remedies against the Indemnifying Party for claims based on this Agreement, other than for (a) actions for specific performance or other equitable remedies and (b) Losses arising out of or relating to fraud. Each party hereby waives any provision of law to the extent that it would limit or restrict the agreement contained in this Section 9.7.

ARTICLE X

TAX MATTERS

10.1 Purchaser Tax Covenants.

(a) In the event that Purchaser causes or permits Holdings, any Subsidiary of Holdings or any Affiliate of Purchaser, to make or change any material Tax election (including making any election under Section 338 of the Code), amend any Return, take any Tax position on any Return, or compromise or settle any Tax liability, which increases the Tax liability of Holdings or any Subsidiary of Holdings in respect of any Pre-Closing Tax Period, in each case without the prior written consent of the Sellers' Representative (unless such action is permitted to be taken under this Agreement without the consent of the Sellers' Representative), which consent may not be unreasonably withheld or delayed, Sellers shall not be liable under this Agreement for any Taxes that are a direct or indirect result of such action; provided, however, that no consent of the Sellers' Representative shall be required when such action is otherwise required by law.

(b) The representations set forth in Section 4.11 may only be relied on for purposes of Pre-Closing Tax Period or any pre-closing portion of the Straddle Tax Period, and are not a guarantee of any tax assets or positions taken or to be taken after the Closing Date.

(c) After the Closing Date, Purchaser and its Affiliates (including Holdings or any Subsidiary of Holdings) shall not, without the consent of the Sellers' Representative, agree to the waiver or any extension of the statute of limitations relating to any Taxes of Holdings or any of its Subsidiaries for any Pre-Closing Tax Period or any pre-closing portion of the Straddle Tax Period.

(d) Purchaser shall promptly pay or cause prompt payment to be made to Common Equityholders (on a Pro Rata Share basis) of all refunds of Taxes and interest thereon received by, or credited against the Tax liability of Purchaser, any Affiliate of Purchaser or Holdings or any of its Subsidiaries attributable to Taxes paid by any Seller, Holdings, any of its Subsidiaries or any Affiliate of any Seller with respect to any Pre-Closing Tax Period or pre-closing portion of the Straddle Tax Period, net of (y) any Tax liability due as a result of such refund of Taxes and (z) such tax refunds or tax asset forming the basis for a tax refund that was reflected on the Final Closing Statement and taken into account in calculating purchase price.

10.2 Tax Returns, Cooperation.

(a) If Sellers' Representative determines that Holdings or any of its Subsidiaries is entitled to file or make a formal or informal claim for refund or an amended Return providing for a refund with respect to a Pre-Closing Tax Period or Straddle Tax Period, Sellers' Representative shall be entitled to cause Holdings to file or make such claim or amended Return on behalf of Holdings or any of its Subsidiaries, as applicable, and shall be entitled to control the prosecution of such refund claims, unless counsel for Purchaser determines that no reasonable basis exists for such claim or amended Return or such claim for refund or amended return would have an adverse tax consequence with respect to a tax period other than the Pre-Closing Tax Period or pre-closing portion of the Straddle Tax Period.

(b) Purchaser shall timely file or cause to be filed when due (taking into account all extensions properly obtained) all Returns with respect to a Pre-Closing Tax Period and a Straddle Tax Period that are required to be filed by or with respect to Holdings and each Subsidiary after the Closing Date. Such Returns shall be prepared in a manner consistent with past practice (except to the extent counsel for Purchaser determines that such positions more likely than not cannot be sustained or a Return cannot be so prepared and filed or an item so reported without being subject to penalties). Such portion of the Returns relating to Holdings shall be submitted to the Sellers' Representative (together with schedules, statements and, to the extent required by such other party, supporting documentation) at least forty (40) days prior to the due date (including extensions) of such Return. If the Sellers' Representative objects to any item on any such Return, it shall, within ten (10) days after delivery of such Return, notify Purchaser in writing that it so objects, specifying with particularity any such item and stating the specific factual or legal basis for any such objection. If a notice of objection shall be duly delivered, Purchaser and the Sellers' Representative shall negotiate in good faith and use their best efforts to resolve such items. If Purchaser and the Sellers' Representative are unable to reach such agreement within five (5) days after receipt by Purchaser of such notice, the disputed items shall be resolved by a final determination of the Accounting Firm.

(c) No Seller shall be liable for any damages incurred if such damages result from any Return described in this Section 10.2 being prepared in a manner not reasonably consistent with past practice (subject to the limitations discussed in Section 10.2(b)).

(d) To the extent Holdings has Knowledge of the commencement or scheduling of any Tax audit, the assessment of any Tax, the issuance of any notice of Tax due or any bill for collection of any Tax due or the commencement or scheduling of any other administrative or judicial proceeding with respect to the determination, assessment or collection of any Tax of Holdings or any of its Subsidiaries, Holdings shall provide prompt notice to Purchaser of such matter, setting forth information (to the extent known) describing any asserted Tax liability in reasonable detail and including copies of any notice or other documentation received from the applicable tax authority with respect to such matter.

(e) For purposes of this Agreement, whenever it is necessary to determine the responsibility for Taxes of Holdings or a Subsidiary for a Straddle Tax Period, the determination of the Taxes of Holdings or such Subsidiary for the portion of the Straddle Tax Period ending on and including, and the portion of the Straddle Tax Period beginning after, the Closing Date shall be determined by assuming that the Straddle Tax Period consisted of two taxable years or periods, one which ended at the close of the Closing Date and the other which began at the beginning of the day following the Closing Date, and items of income, gain, deduction, loss or credit of Holdings or such Subsidiary for the Straddle Tax Period shall be allocated between such two taxable years or periods on a "closing of the books basis" by assuming that the books of Holdings or such Subsidiary were closed at the close of the Closing Date.

(f) Purchaser and Sellers agree to furnish or cause to be furnished to each other, upon request, in a timely manner, such information (including access to books and records) and assistance relating to Holdings or any of its Subsidiaries as is reasonably necessary for the filing of any Return, for the preparation of any audit, and for the prosecution or defense of any claim, suit or proceeding relating to any proposed adjustment.

(g) Purchaser and Sellers shall cooperate with each other in the conduct of any audit or other proceedings involving Holdings or any of its Subsidiaries for any Tax purposes and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 10.2(g).

10.3 Contests Related to Taxes.

(a) Notwithstanding ARTICLE IX hereof, each party entitled to an indemnity payment with respect to Taxes pursuant to ARTICLE IX (a "Tax Indemnified Party") agrees to give written notice to the indemnifying party (the "Tax Indemnitor") of the receipt of any written notice by the Tax Indemnified Party or an Affiliate of such Tax Indemnified Party (including, in the case where Purchaser is the Tax Indemnified Party, Holdings or any of its Subsidiaries) which involves the assertion of any claim, or the commencement of any audit, suit, action or proceeding (collectively, a "Tax Claim") in respect of which indemnity may be sought (an "Indemnifiable Tax") within thirty (30) days of such receipt. Failure to provide written notice does not eliminate the obligation of the Tax Indemnitor except to the extent such failure has prejudiced the Tax Indemnitor's ability to protest the claim. The Tax Indemnified Party shall give the Tax Indemnitor such information with respect to the Tax Claim as the Tax Indemnitor may reasonably request.

(b) The Tax Indemnitor may, at its own expense, participate in and, upon notice to the Tax Indemnified Party, assume control of the defense of any such Tax Claim. If the Tax Indemnitor so assumes control it shall have the power to contest or settle the Tax Claim and determine the manner in which the contest or settlement occurs, subject to the participation of the Tax Indemnified Party. Except as provided in the following sentence, in no case shall a Tax Indemnitor or Tax Indemnified Party settle or otherwise compromise a Tax Claim with respect to an Indemnifiable Tax without the prior written consent of the respective Tax Indemnified Party or Tax Indemnitor, which consent may not be unreasonably withheld or delayed. If the Tax Indemnitor does not assume control of the defense of any such Tax Claim, the Tax Indemnified Party may assume control of the defense and defend the same in such manner as deems appropriate (including settlement thereof without the Tax Indemnitor's consent) at the Tax Indemnitor's expense.

(c) If a Tax Claim potentially involves Taxes for Pre-Closing Tax Periods for which Sellers would be required to indemnify Purchaser pursuant to ARTICLE IX and other Taxes for which Sellers would not be required to indemnify Purchaser, then, for purposes of this Section 10.3 only, Purchasers shall control the Tax Claim (including the power to settle subject to the consent of the Sellers' Representative, which consent shall not be unreasonably withheld or delayed) and the Seller's Representative shall have the right to participate in such Tax Claim.

(d) The Tax Indemnitor may discharge, at any time, its indemnity obligations by paying the Tax Indemnified Party the amount of the applicable loss, calculated on the date of such payment.

10.4 Indemnity Payments Hereunder Based on Tax Cost.

The amount of any indemnity payment pursuant to ARTICLE IX shall be increased to take into account any Tax Cost to the indemnified party resulting from such indemnity payment and reduced by any Tax Benefit.

ARTICLE XI

GENERAL PROVISIONS

11.1 Assignment.

This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any party hereto (including by operation of law in connection with a merger or consolidation) without the prior written consent of (a) Purchaser, in the case of any attempted assignment by any Seller, or (b) the Sellers' Representative, in the case of any attempted assignment by Purchaser; provided, however, that Purchaser may assign its rights and obligations under this Agreement to an Affiliate of Purchaser, so long as Purchaser continues to remain fully liable for all of its obligations hereunder; provided further, Purchaser also may assign its rights and obligations upon (i) a sale, transfer or other disposition of all or substantially all of Purchaser's assets, (ii) a merger or consolidation of Purchaser with or into any other entity, or (iii) any sale, issuance or transfer (whether in one transaction or in a series of transactions) of more than 50% of the outstanding voting securities of Purchaser to another Person, so long as Purchaser continues to remain fully liable for all obligations hereunder. All covenants or agreements made herein by Purchaser that contemplate performance after the Closing Date shall be binding upon and, as a condition precedent to such transaction(s), assumed in writing by the other Person, so long as Purchaser continues to remain fully liable for all obligations hereunder. Any attempted assignment in violation of this Section 11.1 shall be void.

11.2 Appointment of Sellers' Representative; Contribution Obligations.

(a) Each Seller hereby irrevocably constitutes and appoints Seaport Capital Partners III AIV, L.P. (the "Sellers' Representative") as its, his or her true and lawful attorney-in-fact, agent and representative, with full power of substitution and resubstitution, for it, him or her and in its, his or her name, place and stead, in any and all capacities, to negotiate and sign all amendments to this Agreement, and all other documents in connection with the Transactions, including those instruments called for by this Agreement and all waivers, consents, instructions, authorizations and other actions called for, contemplated or that may otherwise be necessary or appropriate in connection with this Agreement or any of the foregoing agreements or instruments, granting unto the Sellers' Representative, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he, she or it might or could do in person, hereby ratifying and confirming all that the Sellers' Representative, or its substitute or substitutes, may lawfully do or cause to be done by virtue hereof, including the power and authority to deliver and convey his, her or its Shares in accordance with the terms hereof, to receive and give receipt for all consideration due him, her or it pursuant to this Agreement, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to such claims, to agree to, negotiate, enter into and provide amendments, supplements and waivers, to receive all notices, requests and demands that may be made under and in respect of and pursuant to this Agreement. The Sellers' Representative shall receive no compensation for its services. Notices or communications to or from the Sellers' Representative shall constitute notice to or from each Seller. Should any of the Sellers' Representative be unable or unwilling to serve or appoint his, her or its successor to serve in his, her or its stead, Sellers may appoint a successor to serve in his, her or its stead. The Sellers' Representative shall be entitled to rely, and shall be fully protected in relying, upon (i) any statements or other information furnished to it by any Seller or Purchaser, (ii) any statements, other information or advice furnished to it by any advisor (including accountants consulted by Purchaser) or counsel, and (iii) any other evidence deemed by the Sellers' Representative, in its sole discretion, to be reliable. The Sellers' Representative shall be entitled to retain counsel and other advisors (including accountants) and to incur such expenses as the Sellers' Representative deems to be necessary or appropriate in connection with its performance of its obligations under this Agreement, and all such fees and expenses incurred by the Sellers' Representative shall be paid by Sellers pro rata based on each Seller's Indemnity Pro Rata Share. Each Seller hereby agrees to indemnify the Sellers' Representative ratably (according to such Seller's Indemnity Pro Rata Share) against, and to hold the Sellers' Representative harmless from, any liability, loss, cost, damage, deficiency, demand, claim, suit, action or cause of action, fine, cost or expense of any and all investigation or proceeding, settlement or compromise (including reasonable attorneys' fees and expenses) that the Sellers' Representative may suffer, sustain or become subject to by virtue of or that arise out of, or result from any action taken or failure to act with respect to this Agreement; provided that no Seller shall be liable for any such indemnification claim to the extent such indemnification claim arises from the gross negligence or willful misconduct of the Sellers' Representative. The provisions of this Section 11.2 shall survive the termination of this Agreement.

(b) A decision, act, consent or instruction of the Sellers' Representative shall constitute a decision of all Sellers and shall be final, binding and conclusive upon each and every Seller. Purchaser and, following the Closing, Holdings may rely upon any decision, act, consent or instruction of the Sellers' Representative as being the decision, act, consent or instruction of each and every Seller. Each of Purchaser and, following the Closing, Holdings is hereby relieved from any liability to any Person for any acts done by them in accordance with such decision, act, consent, instruction of the Sellers' Representative.

(c) In the event the Indemnity Pro Rata Share with respect to any Seller changes after such time as an indemnity payment (other than with respect to an Individual Seller Breach) has been made by Sellers pursuant to ARTICLE IX, each Seller agrees that the relative obligation with respect to any such indemnity payment will be recalculated using the new Indemnity Pro Rata Share, and each "underpaying" Seller, as coordinated by the Sellers' Representative, agrees to pay promptly the "overpaying" Sellers such that the "net" payments by Sellers with respect to such indemnity payments reflects the new relative Indemnity Pro Rata Share amounts.

(d) In the event any portion of the Escrow Fund is used to satisfy any obligation due hereunder in respect of an Individual Seller Breach, Seller associated with such Individual Seller Breach shall immediately deposit the amount so paid into the Escrow Fund.

(e) In the event any portion of the Escrow Fund has been used to satisfy the obligation of the Common Equityholders pursuant to Section 2.5, the Sellers' Representative shall appropriately adjust the distribution to Sellers (from the proceeds of the Escrow Funds) to insure that the payments to the Preferred Stockholder payable pursuant to this Agreement are not affected.

11.3 No Third-Party Beneficiaries.

Except as set forth in Section 6.8, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

11.4 Notices.

All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or nationally recognized overnight courier service and shall be deemed given when so delivered by hand or facsimile, or if mailed, three days after mailing (one Business Day in the case of overnight courier service), as follows:

(i)	if to Purchaser, to

SureWest Communications
200 Vernon Street
Roseville, CA 95678
Attention: Steven C. Oldham
President and CEO
Telephone: (916) 786-1000
Facsimile: (916) 786-1800;

with a copies to:

William Peterson, Esq.
General Counsel
SureWest Communications
200 Vernon Street
Roseville, CA 95678
Telephone: (916) 786-1029
Facsimile: (916) 786-1800;

and

Orrick, Herrington & Sutcliffe LLP
405 Howard Street
The Orrick Building
San Francisco, California 94105
Attention: John Cook, Esq.
Telephone: (415) 773-5512
Facsimile: (415) 773-5759;

(ii)	if to Holdings, to

Everest Broadband, Inc.
c/o Seaport Capital, LLC
1 Seaport Plaza
199 Water Street, 20th Floor
New York, NY 10038
Attention: Steve McCall
Telephone: (212) 847-8900
Facsimile: (212) 425-1420

(iii) if to any other Seller, to the address of such Seller set forth on Schedule I.

11.5 Headings.

The headings contained in this Agreement, in any Exhibit or Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

11.6 Counterparts.

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party.

11.7 Entire Agreement.

This Agreement, the Escrow Agreement and the Confidentiality Agreement contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings relating to such subject matter. Neither party shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the Escrow Agreement or the Confidentiality Agreement.

11.8 Amendments and Waivers.

This Agreement may not be amended except by a writing signed by Holdings, the Sellers' Representative and Purchaser. By a writing the Sellers' Representative, on the one hand, or Purchaser, on the other hand, may waive compliance by Purchaser or Sellers, respectively, with any term or provision of this Agreement that such other party was or is obligated to comply with or perform.

11.9 Severability.

It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

11.10 Governing Law.

This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State.

11.11 Consent to Jurisdiction.

Each of the Parties hereto (a) consents to submit itself to the exclusive personal jurisdiction of (i) any Federal court located in the State of Delaware, (ii) any Delaware state court and (iii) the Court of Chancery of the State of Delaware in connection with any dispute that arises out of this Agreement, the Escrow Agreement or any of the Transactions, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (c) agrees that it will not bring any action relating to this Agreement or any Escrow Agreement or any of the Transactions or thereby in any court other than a Federal court sitting in the State of Delaware or a Delaware state court unless venue would not be proper under rules applicable in such courts.

11.12 Attorneys' Fees and Costs.

If attorneys' fees or other costs are incurred to secure performance of any obligations hereunder, or to establish damages for the breach thereof or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party will be entitled to recover reasonable attorneys' fees and costs incurred in connection therewith.

* * * * *

IN WITNESS WHEREOF, the parties hereto have duly executed this Purchase and Sale Agreement as of the date first written above.

HOLDINGS

EVEREST BROADBAND, INC.

By:	/s/ Stephen McCall
Name: Stephen McCall
Title: Vice President

SELLERS

SEAPORT CAPITAL PARTNERS III AIV, L.P.

By:	Seaport Investment Partners III, L.P. its General Partner

By:	Seaport Associates III, LLC its General Partner

By:	/s/ Stephen McCall
Name: Stephen McCall
Title: Member

SEAPORT CAPITAL PARTNERS III/A AIV, L.P.

By:	Seaport Investment Partners III, L.P. its General Partner

By:	Seaport Associates III, LLC its General Partner

By:	/s/ Stephen McCall
Name: Stephen McCall
Title: Member

[Signature page to Everest PSA]

SEAPORT CO-INVEST III, L.P.

By:	Seaport Investment Partners III, L.P. its General Partner

By:	Seaport Associates III, LLC its General Partner

By:	/s/ Stephen McCall
Name: Stephen McCall
Title: Member

SEAPORT SPLITTER PARTNERSHIP, L.P.

By:	Seaport Capital Partners III/A AIV, L.P. its General Partner

By:	Seaport Investment Partners III, L.P. its General Partner

By:	Seaport Associates III, LLC its General Partner

By:	/s/ Stephen McCall
Name: Stephen McCall
Title: Member

NATIONAL UNION FIRE INSURANCE COMPANY OF PITTSBURGH, PA

By:	AIG Global Investment Corp. its Investment Advisor

By:	/s/ Scott Gallin
Name: Scott Gallin
Title: Vice President

[Signature page to Everest PSA]

/s/ Phillip Spencer
Phillip Spencer

/s/ Rod Siemers
Rod Siemers

/s/ Kenneth Johnson
Kenneth Johnson

/s/ Vicki Taylor
Vicki Taylor

/s/ Ed Butler
Ed Butler

PURCHASER

SUREWEST COMMUNICATIONS

By:	/s/ Steven C. Oldham
Name: Steven C. Oldham
Title: President & Chief Executive Officer

[Signature page to Everest PSA]

EXHIBIT A

Revenue/Customer Adjustment Amount

The "Revenue/Customer Adjustment Amount" will be calculated as follows:

First Component: Commercial Revenue Adjustment:

The "Commercial Revenue Adjustment" will equal (a) the Commercial Revenue (as defined below) (for the benchmarking period set forth in the chart below that corresponds to the Closing Date) (the "Actual LTM Commercial Revenue") less the target LTM Commercial Revenue (in the chart below that corresponds to the Closing Date) (the "Target LTM Commercial Revenue") multiplied by (b) 2.97.

Transaction Close Date
	All dates prior to	1/31/08 -	2/29/08 -	3/31/08 &
	1/31/2008	2/28/2008	3/30/08	Thereafter
Target LTM Commercial Revenue	$11,736,419	$11,958,315	$12,190,661	$12,396,408
Actual LTM Commercial Revenue Benchmarking Period	1/1/07 - 2/31/07	2/1/07 - 1/31/08	3/1/07 - 2/29/08	4/1/07 - 3/31/08

Second Component: Residential Customer Adjustment:

The "Residential Customer Adjustment" will equal (a) the Actual Residential Customers (as defined below) as of the Closing Date less the target Residential Customers (in the chart below that corresponds to the Closing Date) (the "Target Residential Customers") multiplied by (b) $3,668.

Transaction Close Date
	All dates prior to	1/31/08 -	2/29/08 -	3/31/08 &
	1/31/2008	2/28/2008	3/30/08	Thereafter
Target Residential Customers	37,046	37,194	37,341	37,489
Actual Ending Customer Benchmark Month	12/31/07	1/31/08	2/29/08	3/31/08

Commercial Revenue Adjustment and the Residential Customer Adjustment are Both Positive:

If both the Commercial Revenue Adjustment and the Residential Customer Adjustment are both positive numbers, the Revenue/Customer Adjustment Amount will equal zero.

Commercial Revenue Adjustment and the Residential Customer Adjustment are Both Negative:

If both the Commercial Revenue Adjustment and the Residential Customer Adjustment are both negative numbers, the Revenue/Customer Adjustment Amount will be the absolute value of the sum of the Commercial Revenue Adjustment and the Residential Customer Adjustment.

Target Offset Mechanism:

If either of the Commercial Revenue Adjustment or the Residential Customer Adjustment is a negative number and the other is a positive number (or zero), the sum of the Commercial Revenue Adjustment and the Residential Customer Adjustment will be calculated. If such sum amount is a negative number, the Revenue/Customer Adjustment Amount will be the absolute value of such sum amount. If such sum amount is zero or a positive number, the Revenue/Customer Adjustment Amount will equal zero. A sample calculation is shown below.

Assuming a Closing Date of 3/31/08
Actual Residential Customers	37,499	Actual LTM Commercial Revenue	$12,296,408
Target Residential Customers	37,489	Target LTM Commercial Revenue	$12,396,408

Difference between Actual and Target	10	Difference between Actual and Target	($100,000)
Multiplied by Residential Customer Adjustment	$3,668	Multiplied by Commercial Revenue Adjustment	2.97
Residential Customer Adjustment Amount	$36,680	Commercial Revenue Adjustment Amount	($297,000)

Residential Customer Adjustment Amount	$36,680
Commercial Revenue Adjustment Amount	($297,000)
Net Adjustment	($260,320)

For purposes of clarification, in no case will the Commercial Revenue Adjustment or the Residential Customer Adjustment result in an increase in the purchase price paid to Sellers (as calculated on a net basis, after taking into account any net adjustment between the Estimated Revenue/Customer Adjustment Amount and the Actual Revenue/Customer Adjustment Amount).

Certain Definitions:

"Actual Residential Customers" means the number of residential subscribers of the Business, as calculated using the same methodologies and procedures as used for residential subscribers in Schedule 4.23(b).

"Commercial Revenue" means the consolidated revenue of Holdings and its Subsidiaries generated from commercial subscribers prepared using the same accounting methodologies and procedures as used for commercial subscribers in Schedule 4.23(d) plus the advertising revenue of Holdings and its Subsidiaries.